Exhibit 99.1

SHARE PURCHASE AGREEMENT

 - between -

GOLD FIELDS OROGEN HOLDING (BVI) LIMITED

- and -

GOLD FIELDS ESSAKANE (BVI) LIMITED

- and -

OREZONE ESSAKANE (BVI) LIMITED

- and -

OREZONE RESOURCES INC.

Made as of

October 10, 2007

McCarthy Tétrault LLP
Suite 4700
Toronto Dominion Bank Tower
Toronto, Ontario, Canada
M5K 1E6

TABLE OF CONTENTS

SHARE PURCHASE AGREEMENT

ARTICLE 1 – INTERPRETATION		2

1.01	Definitions	2
1.02	Headings	8
1.03	Extended Meanings	9
1.04	Statutory References	9
1.05	Accounting Principles	9
1.06	Currency	9
1.07	Schedules and Appendixes	9

ARTICLE 2 – PURCHASE AND SALE		10

2.01	Purchase and Sale; Purchase Price	10
2.02	Closing	12
2.03	Closing Deliveries and Procedures	12

ARTICLE 3 – CONDITIONS		13

3.01	Conditions for the Benefit of the Purchaser and Resources	13
3.02	Conditions for the Benefit of Selling Companies	16
3.03	Procedure for Satisfaction of the Conditions	19

ARTICLE 4 – REPRESENTATIONS AND WARRANTIES OF SELLING COMPANIES		19

4.01	Representations and Warranties of Selling Companies	19
4.02	Survival of the Representations, Warranties and Covenants	19

ARTICLE 5 – REPRESENTATIONS AND WARRANTIES OF THE PURCHASER AND RESOURCES		20

5.01	Representations and Warranties of the Purchaser and Resources	20
5.02	Survival of the Representations, Warranties and Covenants	20

ARTICLE 6 – COVENANTS AND INDEMNITIES		21

6.01	Selling Companies’ Indemnities	21
6.02	Indemnity of Purchaser and Resources	21
6.03	Exclusive Remedies	21
6.04	Representations and Warranties of Selling Companies	22
6.05	Representations and Warranties of Purchaser and Resources	22
6.06	Purchaser’s Acknowledgements Regarding the Acquired Companies	22
6.07	Costs of Consents, Taxes, Etc.	23
6.08	Compliance Verification and Continued Access	23
6.09	Post BFS Expenditures and Prepayment Fees	23

6.10	Operation of the Essakane Project during Interim Period	24
6.11	Announcements and Confidential Information	25
6.12	Conduct of Resources Public Offering	26
6.13	Extension of Period for Decision to Commence Mining	26

ARTICLE 7 – LIMITATIONS OF LIABILITY AND CARRIAGE OF ACTIONS		27

7.01	Limitation of Liability	27
7.02	Notice and Defence of Third Party Claims	27

ARTICLE 8 – GENERAL		30

8.01	Further Assurances	30
8.02	Time of the Essence	30
8.03	Commissions	30
8.04	Arbitration	31
8.05	Fees and Expenses	31
8.06	Benefit of the Agreement	31
8.07	Entire Agreement	31
8.08	Amendments and Waiver	31
8.09	Assignment	32
8.10	Notices	32
8.11	Governing Law	33
8.12	Attornment	33
8.13	Counterparts and Faxed Signatures	34
8.14	Paramountcy	34

SCHEDULE 3.01(1)(B) GOVERNMENTAL APPROVALS AND NOTICES		1

SCHEDULE 8.04 DISPUTE RESOLUTION		2

APPENDIX A LOCK-UP AND SUPPORT AGREEMENT		1

APPENDIX B REPRESENTATIONS AND WARRANTIES OF SELLING COMPANIES		1

APPENDIX C REPRESENTATIONS AND WARRANTIES OF THE PURCHASER AND RESOURCES		1

APPENDIX D REGISTRATION RIGHTS AGREEMENT		1

APPENDIX E AFE 11		1

SHARE PURCHASE AGREEMENT

THIS AGREEMENT made as of October 10, 2007;

B E T W E E N:

GOLD FIELDS OROGEN HOLDING (BVI) LIMITED, a corporation incorporated under the laws of the British Virgin Islands (“Orogen”)

- and -

GOLD FIELDS ESSAKANE (BVI) LIMITED, a corporation incorporated under the laws of the British Virgin Islands (“GF BVI”);

- and -

OREZONE ESSAKANE (BVI) LIMITED, a corporation incorporated under the laws of the British Virgin Islands (the “Purchaser”);

- and -

OREZONE RESOURCES INC., a corporation incorporated under the laws of Canada (“Resources”).

WHEREAS:

A.           GF BVI is a wholly-owned direct subsidiary of Orogen;

B.             The Purchaser is a wholly-owned direct subsidiary of Orezone Inc., a corporation incorporated under the laws of the British Virgin Islands (“Orezone”), which itself is a wholly-owned subsidiary of Resources;

C.             Pursuant to transactions contemplated by an option agreement made as of July 19, 2002 (the “Option Agreement”) and a members agreement made as of April 1, 2007 (the “Members Agreement”) among the parties hereto and several of their affiliates, GF BVI and the Purchaser now own 60% and 40%, respectively, of the issued and outstanding shares of Essakane (BVI) Limited (“Essakane BVI”);

D.            Essakane BVI owns all of the issued and outstanding shares of Essakane SARL, a corporation incorporated under the laws of Burkina Faso (“Essakane BF”), which holds title to the Property and Assets;

E.              Orogen owns all of the issued and outstanding shares of Gold Fields Burkina Faso SARL (the “Manager”) , a corporation incorporated under the laws of Burkina Faso, and is owed the Intercompany Account by the Manager, and the Manager currently acts as the manager of Essakane

BVI, the Essakane Project and all exploration, development and production operations on or with respect to the Property; and

F.              GF BVI wishes to sell all of the shares of Essakane BVI held by it to the Purchaser and Orogen wishes to sell all of the shares of the Manager held by it, together with the Intercompany Account, to the Purchaser, and the Purchaser desires to purchase such shares and the Intercompany Account, all upon and subject to the terms and conditions hereinafter set forth.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the covenants and agreements herein contained the Parties agree as follows:

ARTICLE 1 – INTERPRETATION

1.01                           Definitions

In this Agreement, unless something in the subject matter or context is inconsistent therewith:

(a)                                  “Acquired Companies” means, collectively, Essakane BVI and the Manager;

(b)                                 “Acquisition Right” means, collectively, the entitlement under Applicable Law of the BF Government to a 10% fully carried share interest in Essakane BF once an Exploitation Convention (as defined in the Members Agreement) for the Essakane Project has been obtained from the BF Government, and any rights of the BF Government acquired in connection therewith as a shareholder of Essakane BF or otherwise;

(c)                                  “Affiliate” means as to any Person, any other Person which, directly or indirectly, Controls, is Controlled by, or is under common Control with, such Person;

(d)                                 “AFE 11” means the budget for certain Post BFS Expenditures, attached hereto as Appendix E;

(e)                                  “Agreement” means this agreement and the Schedules attached hereto and all amendments, restatements or replacements made hereto by written agreement between the Parties;

(f)                                    “AMEX” means the American Stock Exchange;

(g)                                 “Applicable Law” or “Law” in respect of any Person, property, transaction or event, means all laws, statutes, treaties, regulations, judgments, notices, approvals, orders and decrees applicable to that Person, property, transaction or event and, whether or not having the force of law, all applicable official directives, rules, protocols, consents, approvals, authorizations, guidelines, orders and policies of any governmental body having or purporting to have authority over that Person, property, transaction or event;

(h)                                 “Assets” means in respect of each of the Acquired Companies, all right, title and interest in or to real or personal property, tangible or intangible;

(i)                                     “BF Government” means the government of Burkina Faso;

(j)                                     “BFS” means the definitive feasibility study relating to the Essakane Project prepared by GRD Minproc (Pty) Ltd. and dated August 30, 2007;

(k)                                  “Books and Records” means all technical, financial, accounting, business, tax and employee information, records and files, in any form whatsoever (including written, printed or electronic form or stored on computer discs or other data and software storage devices) of the Acquired Companies, including regulatory filings and returns, books of account and related original source documentation, actuarial, tax and accounting information, geological and metallurgical data, reports, files, lists, drawings, plans, logs, briefs, computer program documentation, employee data and records, deeds, certificates, contracts, surveys, title and legal opinions, records of payment, asset documentation, written employment manuals and employment policies;

(l)                                     “Business Day” means a day other than (i) a Saturday or Sunday, (ii) a statutory holiday in Toronto, Canada or BVI or Ouagadougou, Burkina Faso or (iii) any day on which major banks are closed for business in Toronto, Canada;

(m)                               “BVI” means British Virgin Islands;

(n)                                 “Claim” means any claim of any nature whatsoever, including any demand, liability, obligation, debt, cause of action, suit, proceeding, judgment, award, assessment, reassessment or notice of determination of loss;

(o)                                 “Closing Date” means that date which is one Business Day following the Financial Close of the Resources Public Offering or such other date as the Parties may agree in writing and “Closing” means the completion of the transactions of purchase and sale contemplated herein on such date;

(p)                                 “Confidential Information” means all information relating to the Project, the Acquired Companies, the Assets or this Agreement, in any form and whether or not stated or noted to be confidential, other than information which is or becomes available to the public other than as a result of a breach of Section 6.11 of this Agreement;

(q)                                 “Consideration Securities” means that number of Designated Securities calculated by dividing US $50,000,000 by the US Dollar Equivalent of the Offering Price;

(r)                                    “Contract” means any written or oral agreement, arrangement or commitment;

(s)                                  “Control” means:

(i)                                     when applied to the relationship between a Person and a Corporation, the beneficial ownership by such Person at the relevant time of shares of such Corporation carrying more than the greater of 50% of the voting rights ordinarily exercisable at meetings of shareholders of such Corporation or carrying sufficient rights to elect a majority of the directors of such Corporation or the ability of such Person to elect or appoint a majority of the directors or influence their voting through contract, understanding or other arrangement; and

(ii)           when applied to the relationship between a Person and a partnership or joint venture, the beneficial ownership by such Person at the relevant time of more than 50% of the ownership interests of the partnership or joint venture in circumstances where it can reasonably be expected that such Person directs the affairs of the partnership or joint venture;

(t)                                    and the words “Controlled by”, “Controlling” and similar words have corresponding meanings; provided that a Person (the “first-mentioned Person”) who Controls a Corporation, partnership or joint venture (the “second-mentioned Person”) shall be deemed to Control:  (i) a Corporation, partnership or a joint venture (the “third-mentioned Person”) which is Controlled by the second-mentioned Person, (ii) a Corporation, partnership or joint venture which is controlled by the third-mentioned Person and (iii) so on;

(u)                                 “Designated Securities” means:

(i)                                     absent an election by Resources as described in Section 1.01(u)(ii), the securities of the class offered by Resources in the Resources Public Offering; or

(ii)                                  common shares of Resources, in the event that Resources expressly elects, within its sole discretion, in the Partial Securities Election that the Designated Securities will comprise only common shares;

(v)                                 “Essakane Project” or the “Project” has the meaning ascribed to the term “Essakane Project” in the Members Agreement;

(w)                               “Financial Close” means the agency or underwriting agreement between Resources and the agents or underwriters responsible for the Resources Public Offering having become unconditional in accordance with its terms, save for any conditionality relating to this Agreement;

(x)                                   “Final Prospectus” means the final prospectus in the Resources Public Offering;

(y)                                 “Financial Statements” means (i) in the case of Resources, the audited consolidated financial statements of Resources for the year ended December 31, 2006 and the unaudited consolidated interim financial statements of Resources for the six month period ended June 30, 2007, each as filed with Canadian securities regulatory authorities and (ii) in the case of the Acquired Companies, the unaudited financial statements of each Acquired Company for the year ended December 31, 2006 and the unaudited interim financial statements of each Acquired Company for the six month period ended June 30, 2007, copies of which have been provided by the Selling Companies to Resources and the Purchaser, each consisting for each of Resources and the Acquired Companies, respectively, of a balance sheet as at each of those dates, a statement of income and a statement of cash flows for the periods ended on each of those dates, together with all notes thereto and, where audited, the reports of the auditors thereon;

(z)                                   “First Expenditure Statement” has the meaning ascribed to such term in Section 6.09;

(aa)                            “Gold Fields Outside Date” means the 36th calendar day following the date of this Agreement;

(bb)                          “Governmental Approval” means any authorization, consent, approval, licence, ruling, permit, concession, certification, exemption, filing, variance, order, judgment, decree, publication, notice to, declaration of or with or registration by or with any Governmental Body;

(cc)                            “Governmental Body” means any national, state, regional, municipal or local government, governmental department, commission, board, bureau, agency, authority or instrumentality, or any Person exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to any of the foregoing entities, including all tribunals, commissions, boards, bureaux, arbitrators and arbitration panels, and any authority or other Person controlled by any of the foregoing;

(dd)                          “Intercompany Account” means a loan from Orogen to the Manager in the amount of US$ 21, 962,845;

(ee)                            “Interim Period” means the period between 5:00 p.m. (Toronto Time) on the date of this Agreement and the Time of Closing;

(ff)                                “knowledge”, with respect to any Party, means knowledge of any officer, director or employee of such Party after due inquiry (and each such individual will be deemed to have “knowledge” of a particular fact or other matter if (i) that individual is actually aware of that fact or matter; or (ii) that fact or matter has been received or comes to the attention of that individual under circumstances in which a reasonable person would take cognizance of it), and for greater certainty, where a representation or warranty refers to the knowledge of more than one Party, each such Party is giving such representation and warranty to its own knowledge only and knowledge of one such Party shall not be imputed to any other such Party;

(gg)                          “Lien” means with respect to any property or asset, any security interest, mortgage, pledge, prohibition, injunction, restriction, lien, charge, assignment, option, claim, promise to contract, compromise or other encumbrance or interest of any kind, upon any such property or asset, or upon the income revenue or profits therefrom, including (i) any right to participate in revenues, profits, royalties, rents or other income in any way derived from or attributable to such property or asset or any rights arising therefrom, other than the Acquisition Right and any other such rights reserved to the BF Government at law or by contract; (ii) any acquisition of or option to acquire any property or asset upon conditional sale or other title retention agreement, device or arrangement (including any capital lease); (iii) any sale, assignment, pledge or other transfer for security of any accounts, intangibles or chattel paper, with or without recourse (iv) any agreement to create or grant any of the foregoing;

(hh)                          “Lockup and Support Agreement” has the meaning ascribed to it in Section 3.01(1)(o);

(ii)                                  “Loss” means any loss, liability, damage, cost or expense suffered or incurred, including the costs and expenses of any assessment, judgment, settlement or compromise relating thereto;

(jj)                                  “Manager” means Gold Fields Burkina Faso SARL;

(kk)                            “Material Adverse Effect” means, in respect of any Person, any change, effect, event, development, occurrence or state of facts that is, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, liabilities (including contingent liabilities), obligations (whether absolute, accrued, conditional or otherwise) capital, properties, assets or financial condition of that Person, other than any change, effect, event, development, occurrence or state of facts relating to (i) any change in general economic conditions in Canada, the United States or Burkina Faso or any change in the securities, financial, banking or currency exchange markets of Canada, the United States or Burkina Faso; (ii) any change or development resulting from any act of terrorism or any outbreak of hostilities or war (or any escalation or worsening thereof) or any natural disaster; (iii) any change in the price of gold or any change affecting the international gold mining industry or the international mining industry in general; (iv) the announcement of the entering into of this Agreement, or (v) in the case of Resources, any change in the trading volume or market price of the common shares of Resources primarily resulting from a change, effect, event, development or occurrence excluded from the definition of Material Adverse Effect under clauses (i), (ii), (iii) or (iv) hereof; provided, however, that no change, effect, event, development, occurrence or state of facts or combination thereof shall be considered a Material Adverse Effect unless it is reasonable to conclude that the resulting financial impact on the business, operations, results of operations, liabilities (including contingent liabilities), obligations (whether absolute, accrued, conditional or otherwise) capital, properties, assets or financial condition of that Person is at least US $30,000,000;

(ll)                                  “Most Recent Balance Sheet” means in the case of the Acquired Companies, the unaudited balance sheet of each of the Acquired Companies as at June 30, 2007 and in the case Resources means the unaudited consolidated balance sheet of Resources as at June 30, 2007, each forming part of the Financial Statements;

(mm)                      “Offering Price” means:

(i)                                     in the event that (i) the Partial Securities Election is made and (ii) the Designated Securities are the same securities of Resources offered and sold pursuant to the Resources Public Offering, the Offering Price will be the offering price of such securities in the Resources Public Offering, as determined immediately prior to Financial Close; and

(ii)                                  in the event that (i) the Partial Securities Election is made, (ii) the Designated Securities are common shares only and (iii) Other Securities are offered and sold pursuant to the Resources Public Offering, the Offering Price will be the offering price of the securities offered and sold pursuant to the Resources Public Offering, as determined immediately prior to Financial Close, less the Other Securities Price;

(nn)                          “Options” means stock options outstanding under the stock option plan of Resources;

(oo)                          “Other Securities” means securities of Resources, other than common shares, offered and sold pursuant to the Resources Public Offering;

(pp)                          “Other Securities Price” means the fair market value of each Other Security immediately prior to Financial Close, as determined in accordance with Section 2.01(6);

(qq)                          “Parties” means the parties to this Agreement and “Party” means any one of them;

(rr)                                “Person” means an individual, a partnership, a corporation, a Governmental Body, a trustee, any unincorporated organization and the heirs, executors, administrators or other legal representatives of an individual and words importing “Person” have similar meaning;

(ss)                            “Post BFS Expenditures” means:

(i)                                     40% of the internal and out-of-pocket costs (save for such capital related expenditures of up to US$346,519,332 as are described in the BFS and less any amounts Resources or the Purchaser has already contributed to those expenditures) which GF BVI, Orogen and their Affiliates have incurred or advanced in connection with the Essakane Project from and excluding June 30, 2007 to and including the Time of Closing; and

(ii)                                  100% of all expenditures as described in the BFS made from and excluding June 30, 2007 to and including the Time of Closing;

(tt)                                “Property” has the meaning ascribed to that term in the Members Agreement;

(uu)                          “Purchase Price” has the meaning given to such term in Section 2.01(2);

(vv)                          “Purchased Essakane BVI Shares” means 32,756,782 issued and outstanding ordinary shares in the capital of Essakane BVI (representing 60% of the issued and outstanding shares of Essakane BVI) owned by GF BVI which are to be sold by it to the Purchaser hereunder;

(ww)                      “Purchased Manager Shares” means all of the issued and outstanding ordinary shares in the capital of the Manager (representing 100% of the issued and outstanding shares of the Manager) owned by Orogen which are to be sold by it to the Purchaser hereunder;

(xx)                              “Purchased Shares” means the Purchased Essakane BVI Shares and the Purchased Manager Shares;

(yy)                          “Purchaser Claimants” has the meaning given to such term in Section 6.01;

(zz)                              “Registration Rights Agreement” has the meaning given to such term in Section 3.02(1)(k)(ii);

(aaa)                      “Resources Group” and “Resources Group Company” have the respective meanings ascribed thereto in Section (a) of Appendix C;

(bbb)                   “Resources Public Offering” has the meaning given to such term in Section 3.01(1)(c);

(ccc)                      “Resources Subsidiaries” means, collectively, Orezone Inc., Burkina Resources Inc., Channel Mining (Barbados) Limited, Niger Resources Inc. Orezone Essakane (BVI) Limited and Orezone Inc. SARL (and for greater certainty such term does not include Essakane BF);

(ddd)                   “Selling Companies” means GF BVI and Orogen and “Selling Company” means one of GF BVI or Orogen;

(eee)                      “Share Transfer Opinion” means, with respect to the sale and transfer of the Purchased Shares to the Purchaser as contemplated herein, an opinion of applicable local counsel confirming (i) the satisfaction of all requirements under Applicable Law to duly transfer to, and register in the name of, the Purchaser, the Purchased Shares free and clear of any Liens, and (ii) the payment of any exigible stamp, transfer or similar tax or charge with respect to such transfer and registration;

(fff)                            “Subsidiaries” has the meaning ascribed thereto in the Canada Business Corporations Act;

(ggg)                   “Taxes” means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any governmental entity or authority, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, licence taxes, withholding taxes, payroll taxes, employment taxes, Canada Pension Plan premiums, excise, severance, social security, workers’ compensation, employment insurance or compensation taxes or premium, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing.

(hhh)                   “Tax Returns” means all returns, schedules, elections, declarations, reports, information returns and statements required to be filed with any taxing authority relating to Taxes.

(iii)                               “Third Party” means any Person other than a Party or an Affiliate of a Party;

(jjj)                               “Third Party Claim” means any Claim asserted by a Third Party against a Purchaser Claimant;

(kkk)                      “Time of Closing” means 5:00 p.m. (Toronto Time) on the Closing Date;

(lll)                               “Transaction Documents” means this Agreement and all agreements, instruments, documents and certificates entered into or delivered pursuant to or relating to the transactions contemplated by this Agreement;

(mmm)             “TSX” means the Toronto Stock Exchange; and

(nnn)                   “US Dollar Equivalent” means at any time, the amount resulting from the conversion of one Canadian dollar into United States dollars using at the average daily noon rate of exchange for Canadian dollars into United States dollars quoted by the Bank of Canada over the five Business Day period ended on the third Business Day immediately prior to the time for such determination.

1.02                           Headings

The division of this Agreement into Articles and Sections and the insertion of a table of contents and headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.  The terms “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto.  Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and Schedules are to Articles and Sections of and Schedules to this Agreement.

1.03                           Extended Meanings

In this Agreement, words importing the singular number only include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and Governmental Authorities.  The term “including” means “including without limiting the generality of the foregoing” and the term “third party” means any person other than the Parties.

1.04                           Statutory References

In this Agreement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute is to that statute as now enacted or as the same may from time to time be amended, re-enacted or replaced and includes any regulations made thereunder.

1.05                           Accounting Principles

Wherever in this Agreement reference is made to a calculation to be made in accordance with generally accepted accounting principles, such reference shall be deemed to be (i) in the case of Essakane BVI, to the accounting principles generally accepted in the BVI and from time to time approved by the Institute of Chartered Accountants in England and Wales or any successor institute, applicable as at the date on which such calculation is made or required to be made in accordance with generally accepted accounting principles, and (ii) in the case of the Manager, to the accounting principles generally accepted in Burkina Faso and from time to time approved by the Ordre national des experts comptables et comptables agréés du Burkina Faso.

1.06                           Currency

Unless otherwise indicated, all references to currency herein are to lawful money of the United States.

1.07                           Schedules and Appendixes

The following are the Schedules and Appendixes annexed hereto and incorporated by reference and deemed to be part hereof:

Schedule 3.01(1)(b) – Governmental Approvals and Notices

Schedule 8.04 – Dispute Resolution

Appendix A – Lockup and Support Agreement;

Appendix B – Representations and Warranties of Selling Companies;

Appendix C – Representations and Warranties of Resources and the Purchaser;

Appendix D – Registration Rights Agreement; and

Appendix E – AFE 11

Capitalized terms used but not otherwise defined in the Schedules have the meanings given to them in this Agreement.

ARTICLE 2 – PURCHASE AND SALE

2.01                           Purchase and Sale; Purchase Price

(1)                                  Upon and subject to the terms and conditions hereof, GF BVI shall sell the Purchased Essakane BVI Shares and Orogen shall sell the Purchased Manager Shares to the Purchaser, and the Purchaser shall purchase the Purchased Shares and the Intercompany Account, at the Time of Closing free and clear of all Liens. The Manager hereby agrees to the purchase of the Intercompany Account by the Purchaser from Orogen.

(2)                                  The aggregate purchase price for the Purchased Shares and the Intercompany Account (the “Purchase Price”) shall be US $200,000,000, plus an additional US $5,000,000 on the basis set out below, at the election of the Purchaser by written notice delivered to the Selling Companies no later than 10 Business Days prior to the earlier of Financial Close and the Gold Fields Outside Date, either:

(a)                                  in a combination of cash and Consideration Securities (the “Partial Securities Election”), as follows:

(i)                                     US $150,000,000 in cash at Closing less the amount in Section 2.01(2)(ii) below;

(ii)                                  US$ 21, 962,845 in cash at Closing as payment for the Intercompany Account;

(iii)                               US $50,000,000, by the issuance at Closing by Resources of the Consideration Securities to GF BVI; and

(iv)                              US $5,000,000, which amount shall be conditional upon and shall be paid by the Purchaser to GF BVI if and when (x) Control of Resources or the Purchaser changes within 12 months from the date of signature of this Agreement, or (y) all or substantially all of the Assets of Essakane BVI are transferred to a Third Party within 12 months from the date of signature of this Agreement; provided, however, that no payment will be required under this Section 2.01(2)(a)(iv) if, between the date of signature of this Agreement and the time of such change of Control or transfer of assets, Resources has completed one or more debt or equity financings, including the Resources Public Offering, whereby Resources has raised aggregate net proceeds of at least US $300,000,000; or

(b)                                 in cash (the “Full Cash Election”), as follows:

(i)            US $200,000,000 in cash at Closing less the amount in Section 2.01(2)(ii)(b)(ii) below;

(ii)           US$ 21, 962,845 in cash at Closing as payment for the Intercompany Account; and

(iii)          US $5,000,000, which amount shall be conditional upon and shall be paid by the Purchaser to GF BVI if and when (x) Control of Resources or the Purchaser changes within 12 months from the date of signature of this Agreement, or (y) all or substantially all of the Assets of Essakane BVI are transferred to a Third Party within 12 months from the date of signature of this Agreement; provided, however, that no payment will be required under this Section 2.01(2)(b)(iii) if, between the date of signature of this Agreement and the time of such change of Control or transfer of assets, Resources has completed one or more debt or equity financings, including the Resources Public Offering, whereby Resources has raised aggregate net proceeds of at least US $300,000,000.

(3)                                  In the event that the Purchaser does not deliver a written notice in a timely manner in accordance with Section 2.01(2), it shall be deemed to have made the Full Cash Election.

(4)                                  The Purchase Price shall be allocated among the Purchased Shares and paid to the Selling Companies as follows:

(a)                                  In the event that the Partial Securities Election is made:

Purchased Asset	Portion of Purchase Price	Payable To	Cash Portion Payable	Consideration Securities Issuable
Purchased Essakane Shares	US$ 183,032,844	GF BVI	US$ 133,032,844	All
Purchased Manager Shares	US$ 4,311	Orogen	US$ 4,311	Nil
Intercompany Account	US$ 21, 962,845	Orogen	US$ 21, 962,845	Nil

(b)                                 In the event that the Full Cash Election is made:

Purchased Asset	Portion of Purchase Price	Payable To	Cash Payable
Purchased Essakane Shares	US$ 183,032,844	GF BVI	US$ 183,032,844
Purchased Manager Shares	US$ 4,311	Orogen	US$ 4,311
Intercompany Account	US$ 21, 962,845	Orogen	US$ 21, 962,845

(5)                                  Except as otherwise provided, all payments under this Agreement shall be made by the Party making the payment to the Party receiving the payment by wire transfer in same day funds. A Party wishing to receive payment by wire transfer or to direct payment to another Person shall provide written instructions to the Party making the payment not later than the second Business Day prior to the time that payment is to be made.

(6)                                  The Parties will, commencing upon the date of signature of this Agreement, endeavour to agree, by no later than the fifth Business Day (the “Discussion Day”) following the date of signature of this Agreement, the basis upon which the Other Securities Price will be determined, if required for purposes of calculating the Offering Price.  In the event that the Parties are, by the end of the Discussion Day, unable to agree upon the basis for calculation of the Other Security Price, they will refer the matter to a mutually agreed Canadian independent investment bank, acting through its equity capital markets group, (the “Expert”), who shall, perform all preparatory work required in their discretion in order to enable them to determine the Other Securities Price within the time periods required in this Section 2.01(6).  The Expert shall act as an expert and not as an arbitrator and shall deliver its opinion to the Parties no later than 1 Business Day prior to the date of the Final Prospectus.  In preparing its opinion the Expert will consult with the agents or underwriters responsible for the Resources Public Offering.  The opinion of the Expert shall be in writing and shall be of a standard and in a form that would permit the opinion to be publicly disclosed if required.  The determination of the Expert will be final and binding upon the Parties and will not be subject to appeal, absent manifest error. In the event that the Parties are unable to agree upon the selection of the Expert by the Business Day immediately following the Discussion Day, the Expert shall, upon the request of any Party, be selected by the President of the Prospectors and Developers Association of Canada.

2.02                           Closing

The purchase and sale of the Purchased Shares shall be completed at the Time of Closing at the offices of McCarthy Tétrault LLP, counsel to Orogen and GF BVI, located at Suite 4700, Toronto Dominion Bank Tower, Toronto, Ontario, Canada.

2.03                           Closing Deliveries and Procedures

(1)                                  It is intended that the sale and purchase of the Purchased Shares and the payment of the Purchase Price at Closing will be completed simultaneously and none of such transactions will be completed unless all conditions of closing have been satisfied or waived by all parties entitled to waive such conditions.

(2)                                  Subject to the foregoing, at Closing, the following shall be delivered in addition to all documents required to be delivered as a condition of closing:

(a)           GF BVI shall deliver to the Purchaser the share certificates representing the Purchased Essakane BVI Shares, duly endorsed in blank for transfer to the Purchaser or, at the election of GF BVI, accompanied by irrevocable security transfer powers of attorney executed in blank, together with evidence satisfactory to the Purchaser that the Purchaser or its nominee(s) have been entered into the register of the Manager as the holder of the Purchased Manager Shares;

(b)           Orogen shall deliver to the Purchaser the share certificates representing the Purchased Manager Shares, duly endorsed in blank for transfer to the Purchaser or, at the election of Orogen, accompanied by irrevocable security transfer powers of attorney executed in blank, together with evidence satisfactory to the Purchaser that the Purchaser or its nominee(s) have been entered into the register of Essakane BVI as the holder of the Purchased Essakane BVI Shares;

(c)           The Purchaser shall deliver to the Selling Companies:

(i)            to Orogen, or such Person as it may direct, the applicable amount in accordance with Section 2.01(4);

(ii)           to GF BVI, or such Person as it may direct, the applicable amount in accordance with Section 2.01(4)and

(iii)          in the event that the Partial Securities Election is made, to GF BVI, or such Person as it may direct, a certificate representing the Consideration Securities and registered in the name of GF BVI, or such Person as GF BVI may specify in writing to the Purchaser prior to Closing,

(d)           The Parties shall execute and deliver such other Transaction Documents (duly notarized and legalized, as applicable) as may reasonably be required by any Party so as to complete the registrations, recordings and publications, as required, of the sale of the Purchased Shares by the Selling Companies to the Purchaser as contemplated herein and the Parties shall co-operate with and render such reasonable assistance to each other as may be necessary or desirable to effect, facilitate or expedite such recordings and notice.

(3)           All of the foregoing documentation to be delivered at the Closing shall be in form, scope and substance satisfactory to the recipient(s), acting in a commercially reasonable manner.

ARTICLE 3– CONDITIONS

3.01                           Conditions for the Benefit of the Purchaser and Resources

(1)                                  The sale by the Selling Companies and the purchase by the Purchaser of the Purchased Shares and the issuance by Resources of the Consideration Securities is subject to the following conditions which are for the exclusive benefit of the Purchaser and Resources to be performed or complied with at or prior to the Time of Closing:

(a)                                  no order or judgment of any court or any Governmental Body shall have been issued or made and no legal or regulatory requirement shall remain to be satisfied, in either case which has the effect of making void, unlawful or otherwise prohibiting the purchase and sale of the Purchased Shares or any portion thereof as contemplated herein;

(b)                                 the Governmental Approvals listed in Schedule 3.01(1)(b) shall have been obtained and the notices to Governmental Bodies listed in Schedule 3.01(1)(b) shall have been given;

(c)                                  Resources shall have achieved Financial Close in respect of a private or public offering of a sufficient number of its common shares or, alternatively, units of common shares and warrants or other securities, which results in net proceeds to Resources of at least US $150,000,000 (the “Resources Public Offering”) or; provided that the Full Cash Election shall first have been made, Resources shall have obtained cash funds in an amount sufficient to make payment in full of the Purchase Price;

(d)                                 there shall have been no event, circumstance, effect, change, condition or state of facts that, either individually or in the aggregate, has or would reasonably be expected to have a Material Adverse Effect in respect of the Acquired Companies taken as a whole;

(e)                                  the representations and warranties of the Selling Companies in this Agreement shall be true and correct in all material respects at the Time of Closing with the same force and effect as if made as at and as of such time;

(f)                                    each of the Selling Companies shall have performed or complied in all material respects with all of the terms, covenants and conditions of this Agreement to be performed or complied with by it at or prior to the Time of Closing, including delivery of all items to be delivered by it at the Closing pursuant to Section 2.03;

(g)                                 the Purchaser and Resources shall be furnished with such certificates of senior officers of the Selling Companies or other instruments of the Selling Companies as the Purchaser and Resources or their counsel may reasonably think necessary in order to establish that the terms, covenants and conditions contained in this Agreement to have been performed or complied with by the Selling Companies, at or prior to the Time of Closing shall have been performed and complied with in all material respects and that the representations and warranties of the Selling Companies herein given are true and correct in all material respects at the Time of Closing;

(h)                                 all directors and officers of each of the Acquired Companies nominated by any of the Selling Companies shall have resigned;

(i)            each of the Selling Companies shall have provided full releases releasing each of the Acquired Companies, Resources and all Affiliates of Resources, and the shareholders, directors and officers of such corporations, from all claims arising from any cause, matter or thing arising at or prior to the Time of Closing, save for the Intercompany Account, and terminating at the Time of Closing the Option Agreement, the Members Agreement and the Master Mining Services Agreement dated April 1, 2007 between the Acquired Companies (the “Master Services Agreement”), provided that for greater certainty the Unconditional Release as of

April 2, 2007 between Resources, Orezone Inc., the Purchaser, Orogen and GF BVI (the “Release”) shall continue in effect notwithstanding the execution of this Agreement and Closing hereunder;

(j)            each current director and officer of the Acquired Companies shall have released each of the Acquired Companies from all claims that such director or officer may have in respect of bonus, remuneration, benefits or other monetary obligations owing or accruing to such director or officer by any of the Acquired Companies;

(k)           all necessary steps and proceedings shall have been taken to permit the Purchased Shares to be duly and regularly transferred to and registered in the name of the Purchaser in accordance with all Applicable Laws free and clear of all Liens;

(l)            the Selling Companies shall have delivered to the Purchaser or its agents a written irrevocable and unconditional undertaking to deliver, ten Business Days after Closing, all material Books and Records relating to the Acquired Companies in their possession or control, other than all material original minute books, share registers and other similar corporate records of the Acquired Companies, all of which shall be delivered to the Purchaser or its agents at the Closing;

(m)          GF BVI shall deliver to the Purchaser and Resources a Share Transfer Opinion of GF BVI’s counsel in BVI satisfactory to counsel for the Purchaser, acting reasonably, with respect to the sale and transfer of the Purchased Essakane BVI Shares to the Purchaser, subject to such qualifications and assumptions as are customary in such an opinion in the relevant jurisdiction;

(n)           Orogen shall deliver to the Purchaser and Resources a Share Transfer Opinion of Orogen’s counsel in Burkina Faso satisfactory to counsel for the Purchaser, acting reasonably, with respect to the sale and transfer of the Purchased Manager Shares to the Purchaser, subject to such qualifications and assumptions as are customary in such an opinion in the relevant jurisdiction; and

(o)           if the Partial Securities Election is made, GF BVI shall execute and deliver to Resources a lockup agreement in substantially the form annexed hereto as Appendix A (the “Lockup and Support Agreement”).

Where any of the conditions in this Section 3.01(1) are stated to be required to be satisfied “in all material respects”, such conditions shall be considered to be satisfied so long as any failure to fully and completely satisfy all such conditions could not reasonably be expected to give rise to a risk of Loss to the Purchaser and Resources of more than $1,000,000 in the aggregate.

(2)           If any condition in Section 3.01 shall not have been satisfied at or prior to the Time of Closing, the Purchaser and Resources may, without limiting any other right that they may have, at their sole option, but acting in concert and not alone, either:

(a)           rescind this Agreement by notice to the Selling Companies and, in such event, the Purchaser and Resources shall be released from all obligations hereunder; or

(b)                                 waive compliance with any such term, covenant or condition in whole or in part on such terms as may be agreed upon without prejudice to any of its rights of rescission in the event of non-performance of any other term, covenant or condition in whole or in part.

(3)                                  If the Purchaser and Resources rescind this Agreement pursuant to Section 3.01(2)(a) because a term, covenant or condition was not performed, satisfied or complied with, and the performance or satisfaction of, or compliance with, such term, covenant or condition was in the sole control of both of the Selling Companies or both of their respective counsel, the Selling Companies shall be jointly and severally liable to the Purchaser and Resources for any Losses (including reasonable fees and expenses incurred during the due diligence process or in the negotiation and preparation of this Agreement and any related legal or business documents) incurred by the Purchaser and Resources and not recovered by reason of such rescission, subject to the limitations set out in Section 7.01.

(4)                                  If the Purchaser and Resources rescind this Agreement pursuant to Section 3.01(2)(a) because a term, covenant or condition was not performed, satisfied or complied with, and the performance or satisfaction of, or compliance with, such term, covenant or condition was in the sole control of only one of the Selling Companies or its respective counsel, such Selling Company alone shall be liable to the Purchaser for any Losses (including reasonable fees and expenses incurred during the due diligence process or in the negotiation and preparation of this Agreement and any related legal or business documents) incurred by the Purchaser and Resources and not recovered by reason of such rescission, subject to the limitations set out in Section 7.01.

(5)                                  For greater certainty and notwithstanding the provisions of Section 6.12, the Purchaser acknowledges that the Selling Companies have no control over, responsibility for, duties or obligations in relation to the Resources Public Offering.

3.02                           Conditions for the Benefit of Selling Companies

(1)                                  The sale by the Selling Companies, the purchase by the Purchaser of the Purchased Shares, and the issuance of the Consideration Securities by Resources to GF BVI is subject to the following conditions which are for the exclusive benefit of the Selling Companies to be performed or complied with at or prior to the Time of Closing:

(a)                                  no order or judgment of any court or Governmental Body shall have been issued or made and no legal or regulatory requirement shall remain to be satisfied, in either case which has the effect of making void, unlawful or otherwise prohibiting the purchase and sale of the Purchased Shares or, if the Partial Securities Election is made, the issuance of the Consideration Securities or any portion thereof as contemplated herein;

(b)                                 the Governmental Approvals listed in Schedule 3.01(1)(b) shall have been obtained and the notices to Governmental Bodies listed in Schedule 3.01(1)(b) shall have been given;

(c)                                  Resources shall have achieved Financial Close in respect of the Resources Public Offering or; provided that the Full Cash Election shall have been made, Resources shall have obtained cash funds in an amount sufficient to make cash payment in full of the Purchase Price;

(d)                                 there shall have been no event, circumstance, effect, change, condition or state of facts that, either individually or in the aggregate, has or would reasonably be expected to have a Material Adverse Effect in respect of Resources;

(e)                                  the resignations of the current representatives of the Selling Companies on the board of directors of Essakane BVI shall have been duly approved;

(f)                                    the representations and warranties of the Purchaser and Resources contained in this Agreement shall be true and correct in all material respects at the Time of Closing with the same force and effect as if made as at and as of such time;

(g)                                 each of the Purchaser and Resources shall have performed or complied in all material respects with all of the terms, covenants and conditions of this Agreement to be performed or complied with by it at or prior to the Time of Closing, including delivery of all items to be delivered by it at the Closing pursuant to Section 2.03;

(h)                                 the Purchaser and Resources shall have provided to each of the Selling Companies such certificates of senior officers of the Purchaser and Resources or other instruments of the Purchaser or Resources as the Selling Companies or their counsel may reasonably think necessary in order to establish that the terms, covenants and conditions contained in this Agreement to have been performed or complied with by the Purchaser and Resources, at or prior to the Time of Closing shall have been performed and complied with in all material respects and that the representations and warranties of the Purchaser and Resources herein given are true and correct in all material respects at the Time of Closing;

(i)                                     each of the Purchaser and Resources shall have provided full releases releasing, Orogen and all Affiliates of Orogen, and the shareholders, directors and officers of such corporations, from all claims arising from any cause, matter or thing arising at or prior to the Time of Closing and terminating at the Time of Closing the Option Agreement, the Members Agreement and the Master Mining Services Agreement, provided that for greater certainty the Release shall continue in effect notwithstanding the execution of this Agreement and Closing hereunder;

(j)                                     Orogen shall be reimbursed by the Purchaser or Resources (i) all of the Post BFS Expenditures listed on the First Expenditure Statement, and (ii) all prepayment fees (the “Prepayment Fees”) paid by Orogen and relating the purchase of milling equipment and estimated at US $784,640.88;

(k)                                  if the Partial Securities Election is made:

(i)                                     all necessary steps and proceedings shall have been taken to permit the Consideration Securities to be issued and registered in the name of GF BVI in accordance with all Applicable Laws free and clear of all Liens, subject only to the Lockup and Support Agreement;

(ii)                                  Resources shall execute and deliver to GF BVI a registration rights agreement in substantially the form annexed hereto as Appendix D (the “Registration Rights Agreement”); and

(iii)                               Resources shall deliver to GF BVI and Orogen an opinion of Resources’ counsel in Canada satisfactory to counsel for the Selling Companies, acting reasonably, confirming that the Consideration Securities have been duly and validly issued in compliance with all applicable laws and that shares are registered in the name of GF BVI (or such other Person as GF BVI may designate) and are free and clear of all Liens, and confirming such other matters as are customary at the time of issuance of shares pursuant to a private placement of shares by a reporting issuer in Canada, subject to such qualifications and assumptions as are customary in such an opinion in the relevant jurisdiction.

Where any of the conditions in this Section 3.02(1) are stated to be required to be satisfied “in all material respects”, such conditions shall be considered to be satisfied so long as any failure to fully and completely satisfy all such conditions could not reasonably be expected to give rise to a risk of Loss to the Selling Companies of more than $1,000,000 in the aggregate.

(2)                                  If any condition in Section 3.02 shall not have been satisfied at or prior to the Time of Closing, the Selling Companies may, without limiting any other right that they may have, at their sole option, but acting in concert and not alone, either:

(a)                                  rescind this Agreement by notice to the Purchaser and, in such event, the Selling Companies shall be released from all obligations hereunder; or

(b)                                 waive compliance with any such term, covenant or condition in whole or in part on such terms as may be agreed upon without prejudice to any of its rights of rescission in the event of non-performance of any other term, covenant or condition in whole or in part.

(3)                                  If the Selling Companies rescind this Agreement pursuant to Section 3.02(2)(a) because a term, covenant or condition was not performed, satisfied or complied with, and the performance or satisfaction of, or compliance with, such term, covenant or condition was in the sole control of both of the Purchaser and Resources or both of their respective counsel, the Purchaser and Resources shall be jointly and severally liable to the Selling Companies for any Losses (including reasonable fees and expenses incurred during the due diligence process or in the negotiation and preparation of this Agreement and any related legal or business documents) incurred by the Selling Companies and not recovered by reason of such rescission, subject to the limitations set out in Section 7.01.

(4)                                  If the Selling Companies rescind this Agreement pursuant to Section 3.02(2)(a) because a term, covenant or condition was not performed, satisfied or complied with, and the performance or satisfaction of, or compliance with, such term, covenant or condition was in the sole control of only one of Purchaser and Resources or its respective counsel, such defaulting entity alone shall be liable to the Selling Companies for any Losses (including reasonable fees and expenses incurred during the due diligence process or in the negotiation and preparation of this Agreement and any related legal or business documents) incurred by the Selling Companies and not recovered by reason of such rescission, subject to the limitations set out in Section 7.01.

3.03                           Procedure for Satisfaction of the Conditions

(1)                                  Each of the Parties undertakes to use all commercially reasonable efforts to ensure the satisfaction of the conditions set out in Sections 3.01 and 3.02 over which it has control as promptly as possible, but in any event not later than the Time of Closing.

(2)                                  The Selling Companies shall be responsible for seeking any Governmental Approvals required for Closing described in Schedule 3.01(1)(b).  The Parties shall co-operate one with the other to obtain such Governmental Approvals and, in connection therewith, each of the Purchaser and the Selling Companies shall:

(a)                                  not communicate or meet with any Governmental Body in connection with obtaining such approvals without first consulting with and obtaining the agreement of the other Parties regarding the contents of such communication or the questions to be asked or information conveyed at such meeting and give the other Parties the opportunity to join in such communication or participate in such meeting;

(b)                                 deliver to the other Parties copies of all relevant communications to or from such Governmental Body in a timely fashion; and

(c)                                  submit to the other Parties for comment and prior written consent drafts of any submissions to be made to and agreements to be entered into with, such Governmental Body.

(3)                                  In this regard the Parties shall make their respective representatives available on reasonable notice to meet in person or by teleconference if requested by any other Party to discuss the process and progress in obtaining the Governmental Approvals.

ARTICLE 4– REPRESENTATIONS AND WARRANTIES OF SELLING COMPANIES

4.01                           Representations and Warranties of Selling Companies

Each of the Selling Companies hereby represents and warrants those statements set out in Appendix B hereto.

4.02                           Survival of the Representations, Warranties and Covenants

(1)                                  The representations and warranties of the Selling Companies set forth in this Agreement or in any other Transaction Documents shall survive the completion of the transactions herein provided for and shall continue for the benefit of the Purchaser for the following periods notwithstanding such completion and any inspections or inquiries made by or on behalf of the Purchaser or Resources:

(a)                                  the representations and warranties set out in Appendix B, save for the representations or warranties described below in this Section 4.02(1), shall survive for a period of one year from the Closing Date;

(b)                                 any representations or warranties that prove to be false as a result of any fraudulent misrepresentation made by the Person giving such representation or warranty shall survive, as against such Person, for a period of five years from the Closing Date; and

(c)                                  the representations and warranties relating to Tax matters shall continue in full force and effect for the benefit of the Purchaser and Resources for such period after the Closing Date that is six months after the conclusion of the period during which any assessment or reassessment for any Tax can be made against the particular Acquired Company under Applicable Law.

(2)                                  For greater certainty, the expiry of the survival period applicable to a representation or warranty shall be without prejudice to any Claim for indemnification based on any inaccuracy or misrepresentation in such representation or warranty made prior to such expiry pursuant to this Agreement.

(3)                                  The covenants of the Selling Companies set out in this Agreement or in any other Transaction Documents that have not been fully performed at or prior to the Time of Closing shall survive the completion of the transactions herein provided for and notwithstanding such completion shall continue in full force and effect for the benefit of the Purchaser and Resources in accordance with the terms thereof for a period of five years from the Closing Date.

ARTICLE 5 – REPRESENTATIONS AND WARRANTIES OF THE PURCHASER AND RESOURCES

5.01                           Representations and Warranties of the Purchaser and Resources

Each of the Purchaser and Resources hereby represents and warrants those statements set out in Appendix C hereto.

5.02                           Survival of the Representations, Warranties and Covenants

(1)                                  The representations and warranties of the Purchaser and Resources set forth in this Agreement or in any other Transaction Documents shall survive the completion of the transactions herein provided for and shall continue for the benefit of the Selling Companies for the following periods notwithstanding such completion and any inspections or inquiries made by or on behalf of the Selling Companies:

(a)                                  the representations and warranties set out in Appendix C, save for those representations and warranties described below in this Section 5.02(1) shall survive for a period of one year from the Closing Date; and

(b)                                 any representations or warranties that prove to be false as a result of any fraudulent misrepresentation made by the Person giving such representation or warranty shall survive, as against such Person, for a period of five years from the Closing Date.

(2)                                  For greater certainty, the expiry of the survival period applicable to a representation or warranty shall be without prejudice to any Claim for indemnification based on any inaccuracy or misrepresentation in such representation or warranty made prior to such expiry pursuant to this Agreement.

(3)                                  The covenants of the Purchaser and Resources set out in this Agreement or in any other Transaction Documents that have not been fully performed at or prior to the Time of Closing shall survive the completion of the transactions herein provided for and notwithstanding such completion shall continue in full force and effect for the benefit of the Selling Companies in accordance with the terms thereof for a period of five years from the Closing Date.

ARTICLE 6 – COVENANTS AND INDEMNITIES

6.01                           Selling Companies’ Indemnities

Subject to the limitations set out in Section 7.01, each of the Selling Companies hereby jointly and severally indemnifies and saves harmless the Purchaser, Resources, the Acquired Companies and their respective directors and officers (collectively the “Purchaser Claimants”) from and against all Losses directly or indirectly suffered by any of the Purchaser Claimants resulting from any breach of any covenant of a Selling Company contained in this Agreement or from any inaccuracy or misrepresentation in any of its representations or warranties set forth in this Agreement at any time that such covenant, representation or warranty, as the case may be, is in effect hereunder.

6.02                           Indemnity of Purchaser and Resources

Subject to the limitations set out in Section 7.01, each of the Purchaser and Resources hereby jointly and severally indemnifies and saves harmless the Selling Companies and their respective directors and officers (collectively the “Seller Claimants”) from and against all Losses directly or indirectly suffered by any of the Seller Claimants resulting from any breach of any covenant of the Purchaser or Resources contained in this Agreement or from any inaccuracy or misrepresentation in any representation or warranty of the Purchaser or Resources set forth in this Agreement at any time that such covenant, representation or warranty, as the case may be, is in effect hereunder.

6.03                           Exclusive Remedies

After completion of the purchase and sale of the Purchased Shares and the issuance of the Consideration Securities provided for herein, the rights of indemnification set out in this Article 6 shall be the sole and exclusive remedies of the Parties under or in connection with this Agreement and shall be exclusive of all other remedies to which the Parties would otherwise be entitled at law or in equity.

6.04                           Representations and Warranties of Selling Companies

Each of the Selling Companies shall ensure that its representations and warranties contained in this Agreement over which it has reasonable control are true and correct at the Time of Closing.

6.05                           Representations and Warranties of Purchaser and Resources

Each of the Purchaser and Resources shall ensure that its representations and warranties contained in this Agreement over which it has reasonable control are true and correct at the Time of Closing.

6.06                           Purchaser’s Acknowledgements Regarding the Acquired Companies

The Purchaser acknowledges and agrees that:

(a)                                  The Purchaser is familiar with and has conducted to its satisfaction an independent investigation of the business, operations, assets, liabilities and financial condition of the Acquired Companies, and, in making the determination to proceed with the purchase and sale of the Purchased Shares and the Intercompany Account herein contemplated, has relied solely on the results of its own independent investigations and the representations and warranties of the Vendor expressly set out in Appendix B.

(b)                                 Except as expressly stated in the representations or warranties expressly set out in Appendix B, neither the Selling Companies nor any Affiliate or representative of the Selling Companies nor any other person is making, has made or will be deemed to have made any representations or warranties of whatever nature, express or implied, with respect to the purchase and sale of the Purchased Shares and the Intercompany Account and such the assets purchased and sold hereunder are sold in their existing condition, with all defects, if any, on an “as-is, where-is” basis.

(c)                                  Any claims the Purchaser may have for breach of representation or warranty shall be based solely on the representations and warranties of the Selling Companies expressly set out in Appendix B.

(d)                                 Except with respect to matters expressly stated in the representations or warranties expressly set out in Appendix B, the Purchaser will not be entitled to, and will not make, any Claims against the Selling Companies whether in contract, tort or otherwise on the grounds:

(i)            of any misunderstanding or misapprehension in respect of the Acquired Companies or the Essakane Project ; or

(ii)           that incorrect or insufficient information relating to the Acquired Companies or the Essakane Project was given to it by any person.

6.07         Costs of Consents, Taxes, Etc.

(1)                                  The Selling Companies shall be liable for and shall pay all stamp taxes or similar documentary, registration or transfer taxes, fees, imposts or charges and any income, capital gains or other Taxes levied by any Governmental Body with respect to the transfer to, or registration in the name of, the Purchaser, of the Purchased Shares.

(2)                                  Resources shall be liable for and shall pay all expenses in connection with the issuance and registration of the Consideration Securities.

6.08                           Compliance Verification and Continued Access

(1)                                  During the Interim Period, the Selling Companies shall cause the Acquired Companies to permit the Purchaser, through its agents and representatives, to have full access to the Acquired Companies, the Assets and the Books and Records for the purposes of, among other things, (i) verifying the compliance of the Selling Companies with their respective representations, warranties and covenants hereunder, (ii) exercising its rights hereunder, (iii) studying and making plans for future activities and expenditures relating to the Project, and (iv) ensuring a speedy and efficient post-Closing integration of the Acquired Companies.  The Selling Companies agree to cause the Acquired Companies to permit the inspection of the Assets prior to the Time of Closing by such Governmental Bodies as the Purchaser may reasonably require upon reasonable prior notice.  Such investigations and inspections shall not, however, affect or mitigate the representations and warranties of the Selling Companies hereunder, which shall continue in full force and effect.  The Purchaser shall endeavour to ensure that all such access, investigations and inspections will be conducted in a commercially reasonable manner.

(2)                                  The Selling Companies will use reasonable commercial efforts to deliver all material original minute books, share registers and other similar corporate records of the Acquired Companies to the Purchaser at the Closing and all other material Books and Records to the Purchaser within ten Business Days after Closing. The Selling Companies may at their own cost retain a copy of the Books and Records so delivered.  The Purchaser will preserve the Books and Records so delivered for a period of six years from the Closing Date, or for such longer period as is required by any Applicable Law, and will permit the Selling Companies and their authorized representatives reasonable access thereto in connection with the affairs of the Selling Companies.

6.09                           Post BFS Expenditures and Prepayment Fees

(1)                                  Orogen will deliver to the Purchaser (a) no later than the last Business Day immediately preceding the Closing Date, a statement certified by a senior officer of the Manager of all Post BFS Expenditures made prior to the date that is five Business Days prior to the Closing Date (the “First Expenditure Statement”) and (b) no later than 15 days after the Closing Date, a statement certified by a senior officer of GF BVI of all Post BFS Expenditures incurred from five Business Days prior to the Closing Date to the Time of Closing and the final amount of the Prepayment Fees (the “Second Expenditure Statement”).  The Purchaser will be deemed to have accepted the First Expenditure Statement or Second Expenditure Statement, as the case may be, if it does not notify Orogen of its objection within 10 days of receiving such statement.  The Purchaser shall make payment to Orogen of the amount of any accepted Second Expenditure Statement (adjusted for amounts already paid in respect of the Prepayment Fees in accordance with Section 3.02(1)(j)) no later that ten Business Days following the expiry of such 10 day period.

(2)                                  If the Purchaser disputes any or both of the First Expenditure Statement or Second Expenditure Statement, Orogen and the Purchaser will work expeditiously and in good faith in an attempt to resolve such dispute within a period of ten Business Days after the date of notification of dispute by the Purchaser to Orogen, failing which the dispute will be submitted for determination to an independent national Canadian firm of chartered accountants mutually agreed to by Orogen and the Purchaser.  The determination of the independent national firm of chartered accountants will be final and binding upon Orogen and the Purchaser will not be subject to appeal, absent manifest error. The independent national firm of chartered accountants will be deemed to be acting as experts and not as arbitrators and their costs shall be borne equally by Orogen and the Purchaser.  The Purchaser shall make payment to Orogen of the amount of any disputed Second Expenditure Statement (adjusted for amounts already paid in respect of the Prepayment Fees in accordance with Section 3.02(1)(j)) no later that ten Business Days following the final determination hereunder of any such dispute.

(3)                                  In the event that the Purchaser shall have disputed the First Expenditure Statement, the payment by the Purchaser in accordance with Section 3.02(1)(j) shall be without prejudice to the rights of the Purchaser under such dispute.  Orogen shall be obliged to repay to the Purchaser any portion of such amount that is subsequently determined pursuant to Section 6.09(2) to not have been payable to Orogen, such payment to be made no later than ten Business Days following such determination.

6.10                           Operation of the Essakane Project during Interim Period

(1)                                  During the Interim Period, GF BVI shall use commercially reasonable efforts to ensure that the Manager operates the Essakane Project in accordance with the current governing agreements and understandings.  Without prejudice to the generality of the foregoing, each of the Selling Companies shall use commercially reasonable efforts to ensure that the following acts or matters will not occur in relation to the Acquired Companies or the Assets during the Interim Period without the prior written consent of the Purchaser or unless contemplated by the terms of the existing agreement between the Parties or their Affiliates relating to the Manager or the Essakane Project and, with respect to the expenditures referred to in, and authorized under, Section 6.10(1)(h) the Selling Companies shall use commercially reasonable efforts to consult the Purchaser or Resources with respect to such expenditures:

(a)                                  any disposal of any material Asset;

(b)                                 any declaration, authorization, making or payment of a dividend in cash, in specie or in kind by, or any reduction in paid-up capital of, the Acquired Companies;

(c)                                  any creation, allotment or issue or any grant of any option or other right to subscribe or purchase, or any redemption, purchase or repurchase of, any shares of an Acquired Company or securities convertible into or exchangeable for such shares;

(d)                                 any creation or grant of Lien on, over or affecting the Assets or any portion thereof;

(e)                                  the making of any loan or granting of credit by any of the Acquired Companies to any Person;

(f)                                    any amendment to the constitutional documents of any of the Acquired Companies;

(g)                                 the acquisition, whether by merger, consolidation, formation or otherwise, of any body corporate or business, or all or substantially all of the assets of any body corporate or business, or the entering into of any partnership or joint venture arrangement;

(h)                                 the making of expenditures or the incurring of liabilities or commitments during the Interim Period which in the aggregate exceed the amount budgeted for the relevant period in accordance with AFE 11;

(i)                                     any modification, amendment, cancellation or termination of any material Contract other than a termination arising out of the expiration of its term;

(j)                                     the failure to renew on expiry or to pay any premium due in respect of its insurance and/or the modification of any insurance policy in any material respect and/or the allowance of any such insurance to lapse or the doing of anything which would render such insurance void or voidable;

(k)                                  the granting of any guarantees or indemnities by any of the Acquired Companies;

(l)                                     engaging any new employees; and

(m)                               settling any litigation to which any of the Acquired Companies is a party.

(2)                                  Notwithstanding the foregoing provisions, the Acquired Companies may take reasonable action necessary to deal with any emergency without prior consultation with the Purchaser or Resources provided that (i) it was impractical to consult in advance in view of the emergency and (ii) forthwith after taking any such action, the Acquired Companies notify the Purchaser and Resources of the facts and circumstances giving rise to the emergency as well as the action taken in response.

6.11                           Announcements and Confidential Information

(1)                                  No discussion with a Third Party, public announcement or press release concerning the sale and purchase of the Purchased Shares or the issuance of the Consideration Securities, or the terms or conditions of this Agreement or any Transaction Documents shall be made by any of the Parties except as may be required by Applicable Law or the rules of any stock exchange on which their respective shares are listed or to the extent required by Resources in order to conduct the Resources Public Offering.  Each of the Parties will advise and consult with the other prior to any such required announcement or disclosure and any such subsequent disclosure will be restricted to that agreed to by the Parties.

(2)                                  The Parties will keep all Confidential Information confidential and will not, without the prior written consent of the other Parties, disclose in any manner, in whole or in part, or use, directly or indirectly, any Confidential Information for any purpose except in connection with the transactions contemplated by this Agreement.

(3)                                  A Party may disclose Confidential Information if required by Applicable Law, by legal process or by a regulatory authority to do so.  If a Party is so required to disclose any Confidential Information, such Party will give the other Parties prompt notice of that fact so that they may seek a protective order or other remedy and the Party seeking or required to make disclosure will co-operate with the other Parties in any efforts to obtain a protective order or other remedy.  If a protective order or other remedy is not obtained the Party seeking or required to make disclosure will disclose only that portion of the Confidential Information which is required.

6.12                           Conduct of Resources Public Offering

Resources shall use all commercially reasonable efforts to complete the Resources Public Offering prior to the Gold Fields Outside Date and to keep the Selling Companies informed about its progress.  As promptly as reasonably practicable after the execution and delivery of this Agreement, Resources will deliver to the Selling Companies an initial draft of any prospectus or other disclosure document required under Applicable Laws to be filed in connection with the Resources Public Offering and any material agreements, including any underwriting agreement or agency agreement, proposed to be entered into in connection with the Resources Public Offering.  Resources will provide the Selling Companies and their counsel with reasonable time to review and comment on any such disclosure documents before they are filed and any such material agreements before they are entered into.  The Selling Companies will provide Resources with any comments and any proposed changes or additions to such disclosure documents or agreements to the extent that they relate to the transaction contemplated by this Agreement, the Selling Companies and their Affiliates and the Essakane Project as soon as reasonably possible but in any event no later than two Business Days after receipt of a draft.  The Selling Companies acknowledge that whether or not such comments are appropriate, or any revision thereof will be made as a result thereof to such disclosure documents or agreements, will be determined solely by Resources acting reasonably; provided, however, that Resources may not enter into an underwriting agreement or agency agreement, or any similar agreement, with respect to Resources Public Offering unless the conditions of Financial Close contained in such agreement have been approved in writing by the Selling Companies, such approval not to be unreasonably withheld or delayed.

6.13                           Extension of Period for Decision to Commence Mining

The Parties agree that the 90 day period referred to in Section 3.4 of the Members Agreement, which period commenced running following receipt by the board of directors of Essakane BVI of the BFS, and which is the period within which the Members (as defined in the Members Agreement) shall make, or determine not to make, a Decision to Commence Mining (as defined in the Members Agreement), shall be suspended for the duration of this Agreement.  In the event that this Agreement is terminated in accordance with its terms, such 90 day period shall recommence running from the date of such termination.

ARTICLE 7 – LIMITATIONS OF LIABILITY AND CARRIAGE OF ACTIONS

7.01                           Limitation of Liability

(1)                                  No Selling Company shall have any liability in respect of any Claim made by a Purchaser Claimant for indemnification pursuant to this Agreement unless and until the liability of the Selling Companies in respect of that Claim, when aggregated with the liability of the Selling Companies in respect of all other such Claims, exceeds US $2,000,000 (the “Deductible”), in which event that Selling Company shall then be liable for the full amount of such Claims.  The aggregate liability of the Selling Companies in respect of all Claims under this Agreement shall not in any circumstances exceed the amount of the Purchase Price.  Notwithstanding the foregoing provisions of this Section 7.01(1) regarding the Deductible, the Purchaser shall be entitled to conduct a review of the Financial Statements during the period of 90 calendar days following the Time of Closing and to the extent that the Purchaser, during such period, delivers a written notice to the Selling Companies of any bona fide Claims, described in reasonable detail in such notice, in respect of alleged breaches of the representations and warranties contained in Paragraph 1(k) (Financial Statements) of Appendix B, the Deductible shall not apply in respect of such Claims.

(2)                                  Neither the Purchaser or Resources shall have any liability in respect of any Claim made by a Seller Claimant for indemnification pursuant to this Agreement unless and until the liability of all of the Seller Claimants in respect of that Claim, when aggregated with the liability of the Purchaser and Resources in respect of all other such Claims, exceeds US $2,000,000, in which event the Purchaser and Resources shall then be liable for the full amount of such Claims.  The aggregate liability of the Purchaser and Resources in respect of all Claims under this Agreement shall not in any circumstances exceed US $50,000,000 (if the Partial Securities Election is made) or US$7,500,000 (if the Full Cash Election is made).

(3)                                  Neither any of the Selling Companies nor the Purchaser or Resources has any liability for, or obligation with respect to, any special, indirect, consequential, punitive or aggravated damages, including damages for lost profit, damages based on multiples of earnings, EBITDA, cash flow or other metrics or projections, provided that for greater certainty Third Party Claims will not be considered claims for special, indirect, consequential, punitive or aggravated damages even if such Third Party Claim itself is a claim for special, indirect, consequential, punitive or aggravated damages.

7.02                           Notice and Defence of Third Party Claims

(1)                                  If a Purchaser Claimant receives written notice of the commencement or assertion of any Third Party Claim in respect of which such Purchaser Claimant believes either of the Selling Companies has liability under this Agreement, such Purchaser Claimant shall give the Selling Companies prompt written notice thereof.  To the extent reasonable and practical given the information readily available to such Purchaser Claimant, such notice to the Selling Companies shall describe the Third Party Claim in reasonable detail and shall indicate (without prejudice to such Purchaser Claimant’s rights) the estimated amount of the Loss that has been or may be sustained by the Purchaser Claimant in respect thereof, provided that the failure to give such notice within such time period shall not reduce such Purchaser Claimant’s rights hereunder, except to the extent of any actual prejudice suffered as a result of such failure. Where the Purchaser Claimant has given the aforesaid notice to both of the Selling Companies, the Selling Companies must exercise any of their rights under this Section 7.02 jointly. Where for purposes of this Section 7.02 the Purchaser Claimant believed only one of the Selling Companies has a liability hereunder and accordingly gives the aforesaid notice to such Selling Company, the provisions of this Section 7.02 shall thereafter apply only to such Selling Company with respect to the subject matter of such notice.  Provided that the Selling Companies have unconditionally acknowledged in writing their obligation to indemnify the Purchaser Claimant with respect to all Losses incurred or which may be incurred by such Purchaser Claimant in respect of such Third Party Claim the Selling Companies shall have the right, by giving notice to that effect to the Purchaser Claimant not later than thirty (30) days after receipt of such notice of such Third Party Claim and subject to the rights of any insurer or other Third Party having potential liability therefor, to elect to assume the defence of any Third Party Claim at the Selling Companies’ own expense and by the Selling Companies’ own counsel provided that the Selling Companies shall not be entitled to assume the defence of any Third Party Claim: (i) alleging any criminal or quasi-criminal wrongdoing (including fraud), (ii) which impugns the reputation of a Purchaser Claimant or (iii) where the Third Party making the Third Party Claim is a Governmental Body. Prior to settling or compromising any Third Party Claim in respect of which the Selling Companies have the right to assume the defence, the Selling Companies shall obtain the consent of the Purchaser Claimant regarding such settlement or compromise, which consent shall not be unreasonably withheld or delayed by the Purchaser Claimant.  In addition, the Purchaser Claimant shall be entitled to participate in (but not control) the defence of any Third Party Claim (and in so doing may retain its own counsel) provided that the expenses of such counsel shall be paid by the Selling Companies only if the Selling Companies have consented to the retention of such counsel at their expense or if the named parties to any Third Party Claim include the Selling Companies and the Purchaser Claimant and the representation of such parties by the same counsel would be inappropriate due to the actual or potential differing interests between them. With respect to any Third Party Claim in respect of which a Purchaser Claimant has given notice to the Selling Companies pursuant to this Section 7.02 and in respect of which the Selling Companies have not elected to assume the defence, the Selling Companies may participate in (but not control) such defence assisted by counsel of their own choosing at the Selling Companies’ sole cost and expense and, prior to settling or compromising any such Third Party Claim, the Purchaser Claimant shall obtain the consent of the Selling Companies regarding such settlement or compromise, which consent shall not be unreasonably withheld or delayed by the Selling Companies. The Selling Companies and the Purchaser Claimant shall use all reasonable efforts to make available to the party which is undertaking and controlling the defence of any Third Party Claim:

(a)                                  those employees whose assistance, testimony or presence is necessary to assist such party in evaluating and in defending any Third Party Claim; and

(b)                                 all documents, records and other materials in the possession of such party reasonably required by such party for its use in defending any Third Party Claim,

and shall otherwise co-operate with the party defending such Third Party Claim.  The Selling Companies shall be responsible for all reasonable expenses associated with making such documents, records and materials available and for all reasonable expenses of any employees made available by the Purchaser Claimant to the Selling Companies hereunder, which expense shall be equal to an amount to be mutually agreed upon per Person per hour or per day for each day or portion thereof that such employees are assisting the Selling Companies but such expenses shall not exceed the actual direct cost to the Purchaser Claimant associated with such employees. If the Selling Companies elect to assume the defence of any Third Party Claim and fail to take reasonable steps necessary to defend diligently such Third Party Claim within 30 days after receiving notice from the Purchaser Claimant that the Purchaser Claimant bona fide believes on reasonable grounds that the Selling Companies have failed to take such steps, the Purchaser Claimant may, at its option, elect to assume the defence of and to compromise or settle the Third Party Claim assisted by counsel of its own choosing and the Selling Companies shall be liable for all reasonable costs and expenses paid or incurred in connection therewith.

(2)                                  If a Seller Claimant receives written notice of the commencement or assertion of any Third Party Claim in respect of which such Seller Claimant believes either of the Purchaser or Resources has liability under this Agreement, such Seller Claimant shall give the Purchaser or Resources prompt written notice thereof.  To the extent reasonable and practical given the information readily available to such Seller Claimant, such notice to the Purchaser or Resources shall describe the Third Party Claim in reasonable detail and shall indicate (without prejudice to such Seller Claimant’s rights) the estimated amount of the Loss that has been or may be sustained by the Seller Claimant in respect thereof, provided that the failure to give such notice within such time period shall not reduce such Seller Claimant’s rights hereunder, except to the extent of any actual prejudice suffered as a result of such failure. Where the Seller Claimant has given the aforesaid notice to the Purchaser and Resources, the Purchaser and Resources must exercise any of their rights under this Section 7.02 jointly. Where for purposes of this Section 7.02 the Seller Claimant believed only one of the Purchaser and Resources has a liability hereunder and accordingly gives the aforesaid notice to only one of the Purchaser and Resources, the provisions of this Section 7.02 shall thereafter apply only the entity receiving the notice with respect to the subject matter of such notice.  Provided that the Purchaser and Resources have unconditionally acknowledged in writing their obligation to indemnify the Seller Claimant with respect to all Losses incurred or which may be incurred by such Seller Claimant in respect of such Third Party Claim the Purchaser and Resources shall have the right, by giving notice to that effect to the Seller Claimant not later than thirty (30) days after receipt of such notice of such Third Party Claim and subject to the rights of any insurer or other Third Party having potential liability therefor, to elect to assume the defence of any Third Party Claim at sole expense of the Purchaser and Resources and by their own counsel provided that the Purchaser and Resources shall not be entitled to assume the defence of any Third Party Claim: (i) alleging any criminal or quasi-criminal wrongdoing (including fraud), (ii) which impugns the reputation of a Seller Claimant or (iii) where the Third Party making the Third Party Claim is a Governmental Body. Prior to settling or compromising any Third Party Claim in respect of which the Purchaser and Resources have the right to assume the defence, the Purchaser and Resources shall obtain the consent of the Seller Claimant regarding such settlement or compromise, which consent shall not be unreasonably withheld or delayed by the Seller Claimant.  In addition, the Seller Claimant shall be entitled to participate in (but not control) the defence of any Third Party Claim (and in so doing may retain its own counsel) provided that the expenses of such counsel shall be paid by the Purchaser and Resources only if the Purchaser and Resources have consented to the retention of such counsel at their expense or if the named parties to any Third Party Claim include the Purchaser and Resources and the Seller Claimant and the representation of such parties by the same counsel would be inappropriate due to the actual or potential differing interests between them. With respect to any Third Party Claim in respect of which a Seller Claimant has given notice to the Purchaser and Resources pursuant to this Section 7.02 and in respect of which the Purchaser and Resources have not elected to assume the defence, the Purchaser and Resources may participate in

(but not control) such defence assisted by counsel of their own choosing at the sole cost and expense of the Purchaser and Resources and, prior to settling or compromising any such Third Party Claim, the Seller Claimant shall obtain the consent of the Purchaser and Resources regarding such settlement or compromise, which consent shall not be unreasonably withheld or delayed by the Purchaser and Resources. The Purchaser and Resources and the Seller Claimant shall use all reasonable efforts to make available to the party which is undertaking and controlling the defence of any Third Party Claim:

(a)                                  those employees whose assistance, testimony or presence is necessary to assist such party in evaluating and in defending any Third Party Claim; and

(b)                                 all documents, records and other materials in the possession of such party reasonably required by such party for its use in defending any Third Party Claim,

and shall otherwise co-operate with the party defending such Third Party Claim. The Purchaser and Resources shall be responsible for all reasonable expenses associated with making such documents, records and materials available and for all reasonable expenses of any employees made available by the Seller Claimant to the Purchaser and Resources hereunder, which expense shall be equal to an amount to be mutually agreed upon per Person per hour or per day for each day or portion thereof that such employees are assisting the Purchaser and Resources but such expenses shall not exceed the actual direct cost to the Seller Claimant associated with such employees. If the Purchaser and Resources elect to assume the defence of any Third Party Claim and fail to take reasonable steps necessary to defend diligently such Third Party Claim within 30 days after receiving notice from the Seller Claimant that the Seller Claimant bona fide believes on reasonable grounds that the Purchaser and Resources have failed to take such steps, the Seller Claimant may, at its option, elect to assume the defence of and to compromise or settle the Third Party Claim assisted by counsel of its own choosing and the Purchaser and Resources shall be liable for all reasonable costs and expenses paid or incurred in connection therewith.

ARTICLE 8 – GENERAL

8.01                           Further Assurances

Each of the Parties shall from time to time execute and deliver all such further documents and instruments and do all acts and things as any other Party may, either before or after the Closing Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

8.02                           Time of the Essence

Time shall be of the essence of this Agreement.

8.03                           Commissions

The Selling Companies shall indemnify and save harmless the Purchaser and Resources from and against any claims whatsoever for any commission or other remuneration payable or alleged to be payable to any Person in respect of the sale and purchase of the Purchased

Shares where such Person purports to act or has acted for the Selling Companies in connection with such sale.  If the Partial Securities Election is made, the Purchaser and Resources shall indemnify and save harmless the Selling Companies from and against any claims whatsoever for any commission or other remuneration payable or alleged to be payable to any Person in respect of the sale and purchase of the Purchased Shares, or the issuance of the Consideration Securities where such Person purports to act or has acted for the Purchaser in connection with such sale or issuance.

8.04                           Arbitration

Save for any dispute referred to in Section 6.09, any and all differences, disputes, claims or controversies arising out of or in any way connected with any of the Transaction Documents including their negotiation, execution, delivery, enforceability, performance, breach, discharge, interpretation and construction, existence, or validity and any damages resulting therefrom or the rights, privileges, duties and obligations of the Parties under or in relation to any of the Transaction Documents (including any dispute as to whether an issue is arbitrable) shall be resolved in accordance with the procedures set out in Schedule 8.04.

8.05                           Fees and Expenses

Subject to the payment of any costs or expenses in accordance with the terms and conditions of this Agreement, each of the Parties shall pay their respective legal, accounting and other costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant hereto and any other costs and expenses whatsoever and howsoever incurred relating to the completion of the transactions contemplated herein.

8.06                           Benefit of the Agreement

This Agreement shall enure to the benefit of and be binding upon the respective successors and permitted assigns of the Parties.

8.07                           Entire Agreement

The Transaction Documents, the Members Agreement (including all Exhibits thereto), the Option Agreement, the Master Services Agreement and the Release constitute the entire agreement between the Parties with respect to the subject matter thereof and cancel and supersede any prior understandings and agreements between the Parties with respect thereto.

8.08                           Amendments and Waiver

No modification of or amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by the Parties and no waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived.

8.09                           Assignment

This Agreement may not be assigned by the Selling Companies without the written consent of the Purchaser but may be assigned by the Purchaser without the consent of the Selling Companies to an Affiliate of the Purchaser, provided that such Affiliate enters into a written agreement with the Selling Companies, in form and substance satisfactory to each of the Selling Companies and their respective counsel, acting reasonably, to be bound by the provisions of this Agreement in all respects and to the same extent as the Purchaser is bound and provided that the Purchaser shall continue to be bound by all the obligations hereunder as if such assignment had not occurred and perform such obligations to the extent that such Affiliate fails to do so and, prior to such assignment, the Purchaser shall provide each of the Selling Companies with a written undertaking to that effect in form and substance satisfactory to each of the Selling Companies and their respective counsel, acting reasonably.  Save as aforesaid, this Agreement may not be assigned by the Purchaser without the express prior written consent of the Selling Companies, which consent shall not be unreasonably withheld.

8.10                           Notices

Any demand, notice or other communication to be given in connection with this Agreement shall be given in writing and shall be given by personal delivery or by facsimile addressed to the recipient as follows:

To Orogen and GF BVI:

6400 S. Fiddlers Green Circle
Suite 1650
Englewood CO 80111
United States of America

Fax No.:	+1 303 796-8293
Attention:	James J. Komadina

with a copy to:

McCarthy Tétrault LLP
Suite 4700
Toronto Dominion Bank Tower
Toronto, Ontario, Canada
M5K 1E6
Canada

Fax No.: +1 416 868-0673
Attention:                                         David B. Tennant

To the Purchaser or Resources:

Orezone Resources Inc.
290 Picton Street, Suite 201

Ottawa, Ontario, Canada
K1Z 8P8

Fax No.:	+1 613 241-6005
Attention:	Ron Little

with a copy to:

Stikeman Elliot LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario, Canada
M5L 1B9

Fax No.:	+1 416 947-0866
Attention:	Jay C. Kellerman

or to such other address, individual or facsimile number as may be designated by notice given by one Party to another.  Any demand, notice or other communication given by personal delivery shall be conclusively deemed to have been given on the day of actual delivery thereof and, if given by electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours.

8.11                           Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein, other than such laws relating to conflicts of law.  However, the Parties acknowledge that the validity, nature and effect of the transfer of the Purchased Shares shall be governed by the Applicable Law of the jurisdiction of incorporation or formation of the Acquired Company and that the validity, nature and effect of the issuance of the Consideration Securities shall be governed by the Applicable Law of the Province of Ontario, to the extent that such Applicable Law applies to such transfer or issuance, as the case may be.

8.12                           Attornment

(1)                                  For the purpose of all legal proceedings this Agreement shall be deemed to have been performed in the Province of Ontario.  Insofar as it is not precluded by Schedule 8.04, the courts of the Province of Ontario shall have jurisdiction to entertain any action arising under this Agreement and each of the Parties to this Agreement hereby attorns to the jurisdiction of the courts of the Province of Ontario.

(2)                                  The Selling Companies each hereby nominate, constitute and appoint McCarthy Tétrault LLP, Barristers and Solicitors, of the City of Toronto, its true and lawful attorney, to act as such, and to sue and be sued, plead or be impleaded in any court in the Province of Ontario, and generally on behalf of such persons and within Ontario to accept service of process, and to receive all lawful notices.  Until due and lawful notice of the appointment of another and subsequent attorney in the Province of Ontario has been given to the Selling Companies, service of process or of papers and notices upon the said McCarthy Tétrault LLP shall be accepted by such persons as sufficient service in the premises.

(3)                                  Each of the Purchaser and Resources hereby nominate, constitute and appoint Stikeman Elliott LLP, Barristers and Solicitors, of the City of Toronto, its true and lawful attorney, to act as such, and to sue and be sued, plead or be impleaded in any court in the Province of Ontario, and generally on behalf of such persons and within Ontario to accept service of process, and to receive all lawful notices. Until due and lawful notice of the appointment of another and subsequent attorney in the Province of Ontario has been given to the Purchaser, service of process or of papers and notices upon the said Stikeman Elliott LLP shall be accepted by such persons as sufficient service in the premises.

8.13                           Counterparts and Faxed Signatures

This Agreement may be executed in two or more counterparts, all of which, taken together, shall be regarded as one and the same Agreement.  Counterparts may be executed in faxed form and the Parties adopt any signatures received by a receiving fax machine as original signatures of the Parties, provided, however, that any Party providing its signature in such a manner shall promptly forward to the other Parties an original of the signed signature page of this Agreement which was so faxed.

8.14                           Paramountcy

In the event of any conflict between the provisions of this Agreement and the provisions of any Transaction Document, the provisions of this Agreement shall govern unless the express terms of the Transaction Document indicate that the Transaction Document is to govern notwithstanding the terms and conditions of this Agreement.

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IN WITNESS WHEREOF the parties have executed this Agreement.

GOLD FIELDS OROGEN HOLDING (BVI) LIMITED		GOLD FIELDS ESSAKANE (BVI) LIMITED

Per:	/s/ Brian Delaney	Per:	/s/ Brian Delaney

	/s/ Colin Bird		/s/ Colin Bird

OREZONE ESSAKANE (BVI) LIMITED		OREZONE RESOURCES INC.

Per:	/s/ Ronald Little	Per:	/s/ Ronald Little

SCHEDULE 3.01(1)(B)

GOVERNMENTAL APPROVALS AND NOTICES

1.                                       Approval of the Exchange Control Department of The South African Reserve Bank to be obtained by the Selling Companies.

2.                                       Approval of the TSX and AMEX to be obtained by Resources.

SCHEDULE 8.04

DISPUTE RESOLUTION

1.1                                 Interpretation

Capitalized terms used but not defined herein shall have the meaning given to them in the share purchase agreement (the “Agreement”) dated October 10, 2007 between Gold Fields Orogen Holding (BVI) Limited, Gold Fields Essakane (BVI) Limited, Orezone Essakane (BVI) Limited and Orezone Resources Inc. (the “Parties”) to which this Schedule 8.04 is attached.

1.2                                 Manner of Resolution.

(a)                                  In the event of a difference, dispute, claim or controversy arising out of or in any way connected with any of the Transaction Documents, including their negotiation, execution, delivery, enforceability, performance, breach, discharge, interpretation and construction, existence or validity, and any damages resulting therefrom or the rights, privileges, duties and obligations of the Parties under or in relation to any of the Transaction Documents (including any issue as to whether an issue is arbitrable), the disputing Parties shall first, to the extent possible, seek to amicably, in good faith, settle such dispute, controversy, or claim.  A senior executive of each disputing Party with authority to settle the dispute shall meet, within ten (10) days of each such Party receiving written notice of the existence of the dispute, at a mutually convenient time and place to consult on the matter and attempt to resolve the issue.

(b)                                 If the relevant difference, dispute, claim or controversy is not amicably settled within thirty (30) days after each disputing Party has received written notice of the existence of the dispute, then any disputing Party may, by written notice to each other disputing Party, refer such matter for final settlement by arbitration under the London Court of International Arbitration Rules (“LCIA Rules”), which rules are deemed to be incorporated by reference into this clause.

1.3                                 Arbitration.  Any arbitration to be carried out hereunder shall be subject to the following provisions, namely:

(a)                                  Appointment of Arbitrators.  The Party desiring arbitration shall nominate one (1) arbitrator who shall be familiar with and have experience and expertise in the mineral exploration and development industry and shall notify the other disputing Party of such nomination.  Such notice shall set forth a brief description of the matter submitted for arbitration and the Transaction Document, and provision thereof, pursuant to which such matter is so submitted.  Such other disputing Party shall within thirty (30) days after receiving such notice nominate an arbitrator with similar qualifications to the first arbitrator and the two (2) arbitrators shall select an umpire to act jointly with them who shall also have such qualifications.  If said arbitrators shall be unable to agree in the selection of such umpire, the umpire shall be designated by the President or any Vice-President of the Canadian Institute of Mining and Metallurgy, provided that such person is not, and never has been, an employee of any of the Parties hereto or any Affiliate of them and the decision of the arbitrators and umpire or any two (2) of them in writing shall be binding upon the Parties.  Said arbitrators and umpire shall, after hearing any evidence Parties may submit, make their decision and reduce the same to writing and deliver one (1) copy thereof to each of the Parties.  The majority of the umpire and arbitrators may determine any matters of procedure for the arbitration not specified herein or in the LCIA Rules.  If the disputing Party receiving the notice of the nomination of an arbitrator by the member desiring arbitration fails within the said thirty (30) days to nominate an arbitrator, then the arbitrator nominated by the Party desiring arbitration may proceed alone to determine the dispute in such manner and at such time as he shall think fit and his decision shall, subject to the provisions hereof, be binding upon the Parties. Notwithstanding the foregoing, any arbitration may be carried out by a single arbitrator if the disputing Parties so agree in writing, in which event the foregoing provisions of this paragraph shall apply, mutatis mutandis.

(b)                                 Arbitral Award. The determination which shall be made by the said arbitrators and umpire, or a majority of them, or by the single arbitrator, as the case may be, shall be final and binding on the Parties and the cost of the arbitration and the remuneration of the arbitrators and the umpire shall, be borne by the Parties as may be specified in such determination.  It is agreed that any Party may amend or supplement its submission hereunder, provided, only, that the other disputing Party or Parties receive a copy thereof and are given the opportunity to reply thereto.

(c)                                  Place of Arbitration.  The seat, or legal place of the arbitration shall be in Toronto, Ontario, Canada.

(d)                                 Language.  All communications during the arbitration proceedings shall be in the English language.

(e)                                  Cost of Arbitration.

(i)                                     Should any dispute occur between any of the Parties hereto relating to the payment of money or other monetary issues or as to the quantum of any amounts due and owing between the Parties or by any of the Parties under any of the Transaction Documents, each relevant Party shall submit to the arbitrator or arbitrators in writing such Party’s figures as to the actual amount or amounts due and owing as at a then current date.  The arbitrator or arbitrators shall determine the actual amounts due and owing and the Party that is the furthest away from the actual figure agreed to by the arbitrator or arbitrators shall pay the costs of the arbitration (exclusive of the Parties’ respective legal fees and expenses), provided such amount exceeds the agreed to cost plus 10 percent (10%); otherwise the cost shall be split equally between the arbitrating Parties should all arbitrating Parties be within the agreed to amount by ten per cent (10%).

(ii)                                  Subject to paragraph (i) above, the costs of the arbitration (excluding the Parties’ respective legal fees and expenses) shall be borne equally by the disputing Parties pending the award of costs by the said arbitrators and umpire, or a majority of them, or by the single arbitrator, as the case may be.  In any arbitration proceeding under this Schedule 8.04 (other than an arbitration proceeding referred to in paragraph (i) above), the arbitrator or arbitrators, as the case may be, shall award to each prevailing Party, and shall allocate against each non-prevailing Party, the costs incurred by the prevailing Party in connection with such proceeding, including without limitation legal fees and expenses.

1.4                                 Confidentiality.  The existence, content and results of any arbitration under this Schedule 8.04 shall be considered to be Confidential Information for purposes of the Agreement to which this Schedule 8.04 is attached.

1.5                                 Arbitration Exclusive.  No Party shall be entitled to commence or prosecute any action before any Court in respect of any dispute in relation to this Agreement, except:

(a)                                  to compel arbitration pursuant to this Schedule 8.04;

(b)                                 that any Party may apply to any court of competent jurisdiction for urgent or interim relief pending the resolution of arbitration proceedings that have been instituted by any Party in accordance with this Schedule 8.04; and

(c)                                  if necessary, to enforce the terms of any arbitration award pursuant to this Schedule 8.04.

1.6                                 Survival.  The provisions of this Schedule 8.04 shall survive the termination or expiration of the Agreement.

APPENDIX A

LOCK-UP AND SUPPORT AGREEMENT

LOCK-UP AND SUPPORT AGREEMENT

 - between -

GOLD FIELDS ESSAKANE (BVI) LIMITED

- and -

OREZONE RESOURCES INC.

Made as of

______________, 2007

McCarthy Tétrault LLP
Suite 4700
Toronto Dominion Bank Tower
Toronto, Ontario, Canada
M5K 1E6

LOCK-UP AND SUPPORT AGREEMENT

THIS AGREEMENT made the        day of                                  2007

BETWEEN:

GOLD FIELDS ESSAKANE (BVI) LIMITED, a corporation incorporated under the laws of the British Virgin Islands (“GF BVI”);

- and -

OREZONE RESOURCES INC., a corporation incorporation under the laws of Canada (“Resources”).

WHEREAS:

A.                                   GF BVI, its holding body corporate, Gold Fields Orogen Holding (BVI) Limited (“Orogen”), Resources and Resources’ wholly-owned subsidiary Orezone Essakane (BVI) Limited (the “Purchaser”) have entered into a share purchase agreement dated October 10, 2007 (the “Share Purchase Agreement”) pursuant to which GF BVI proposes to sell all of its shares of Essakane (BVI) Limited (the “Purchased Shares”) to the Purchaser;

B.                                     The consideration payable to GF BVI by the Purchaser for the Purchased Shares includes listed equity securities (the “Consideration Securities”) of Resources; and

C.                                     Pursuant to the Share Purchase Agreement, as a condition to the acquisition of the Purchased Shares by the Purchaser, GF BVI must execute and deliver this agreement to Resources.

For good and valuable consideration, the receipt and sufficiency of which are hereby expressly acknowledged, the parties agree as follows:

1.                                      Interpretation

1.1                                 All capitalized terms not defined elsewhere in this Agreement will have the following meanings:

(a)                                  “Affiliate” means, with respect to any Person, any other Person which, directly or indirectly, Controls, is Controlled by, or is under common Control with, such Person;

(b)                                 “Bankruptcy Event” means, with respect to Resources, any of the following:

(i)                                     a trustee or other fiduciary is appointed for all or substantially all of its assets;

(ii)                                  it shall generally not pay its debts as they become due or shall admit in writing its inability to pay its debts;

(iii)                               it shall make a general assignment for the benefit of creditors;

(iv)                              any case, proceeding or other action is commenced seeking to have an order for relief entered on its behalf as debtor or to adjudicate it bankrupt or insolvent or seeking a reorganization, arrangement, adjustment, liquidation, dissolution or composition of it or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors or seeking appointment of a receiver, trustee, custodian or other similar official for it or for all or any substantial part of its property;

(v)                                 it shall take any action to authorize or in contemplation of any of the actions set forth above in subsections (ii), (iii) or (iv) above; or

(vi)                              any case, proceeding or other action against it shall be commenced seeking to have an order for relief entered against it as debtor or to adjudicate it bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, liquidation, dissolution or composition of it or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors, or seeking appointment of a receiver, trustee, custodian or other similar official for it or for all or any substantial part of its property, and such case, proceeding or other action (A) results in the entry of an order for relief against it which is not fully stayed within seven Business Days after the entry thereof or (B) shall remain undismissed for a period of 45 days;

(c)                                  “Business Day” means a day other than (i) a Saturday or Sunday, (ii) a statutory holiday in Toronto, Canada, the British Virgin Islands or Ouagadougou, Burkina Faso or (iii) any day on which major banks are closed for business in Toronto, Canada;

(d)                                 “Control” means:

(i)                                     when applied to the relationship between a Person and a corporation, the beneficial ownership by such Person at the relevant time of shares of such corporation carrying more than the greater of 50% of the voting rights ordinarily exercisable at meetings of shareholders of such corporation or carrying sufficient rights to elect a majority of the directors of such corporation or the ability of such Person to elect or appoint a majority of the directors or influence their voting through contract, understanding or other arrangement; and

(ii)                                  when applied to the relationship between a Person and a partnership or joint venture, the beneficial ownership by such Person at the relevant time of more than 50% of the ownership interests of the partnership or joint venture in circumstances where it can reasonably be expected that such Person directs the affairs of the partnership or joint venture;

and “Controlled by” has a corresponding meaning; provided that a Person (the “first-mentioned Person”) who Controls a corporation, partnership or joint venture (the “second-mentioned Person”) will be deemed to Control: (i) a corporation, partnership or a joint venture (the “third-mentioned Person”) which is Controlled by the second-mentioned Person, (ii) a corporation, partnership or joint venture which is controlled by the third-mentioned Person and (iii) so on;

(e)                                  “Essakane Project” has the meaning ascribed thereto in a members agreement made as of April 1, 2007 among the parties hereto and several of their respective Affiliates;

(f)                                    “Person” means an individual, a partnership, a corporation, a governmental body, a trustee, any unincorporated organization and the heirs, executors, administrators or other legal representatives of an individual; and

(g)                                 “Transfer” means, with respect to any securities, to offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or otherwise dispose of such securities and “Transferred” will have a corresponding meaning, provided that the conversion or exchange by GF BVI or a Permitted Transferee of any exchangeable or convertible securities which form part of the Consideration Securities into the underlying securities shall not be considered a Transfer.

1.2                                 The division of this Agreement into Sections and headings are for convenience of reference only and will not affect the construction or interpretation of this Agreement.  Unless something in the subject matter or context is inconsistent therewith, references herein to Sections are to Sections of this Agreement.

2.                                      Voting of Common Shares

2.1                                 Until the date which is six months from the date that Consideration Securities are issued to GF BVI (the “Expiration Date”), at any meeting of the shareholders of Resources at which GF BVI is entitled to vote the Consideration Securities, or at any adjournment or postponement thereof, or in any other circumstances where the vote, consent or other approval (including by written consent in lieu of a meeting) of GF BVI, as a holder of Consideration Securities, is sought, GF BVI will vote or cause to be voted all of the Consideration Securities then held, directly or indirectly, by GF BVI in accordance with any recommendation or proposal of the board of directors of Resources, with respect to the following matters only:

(a)                                  the nomination and election of directors; and

(b)                                 the appointment of auditors and the payment of remuneration thereto,

(together, the “Approval Matters”).

2.2                                 GF BVI will, on the date that the Consideration Securities are issued to GF BVI, complete, execute and deliver to Resources a proxy in the form attached hereto as Schedule A (the “Proxy”), which, subject to the terms of this Agreement and the Proxy, will be irrevocable to the fullest extent permissible by law up to and including the Expiration Date with respect to the Approval Matters.

2.3                                 Prior to the Expiration Date GF BVI will not enter into any agreement or understanding with any Person the effect of which would be inconsistent or contrary to the provisions of this Agreement.

2.4                                 Notwithstanding any provision in this Section 2, GF BVI will not be obliged, and the holder of any proxy granted on behalf of GF BVI will not be entitled, to vote Consideration Securities in the manner provided therein if at the time of such vote there will be in force any order or decree of a governmental authority restraining or enjoining GF BVI or the holder of any proxy granted on behalf of GF BVI from voting Consideration Securities; provided that, such order or decree is not the result of any breach of representation, warranty, covenant or agreement of GF BVI in this Agreement and provided further that GF BVI has notified Resources of such order or decree, to the extent that GF BVI is aware of same.

3.                                      Transfer of Consideration Shares prior to the Expiration Date

Prior to the Expiration Date GF BVI will not Transfer any Consideration Securities without the prior written consent of Resources, such consent not to be unreasonably withheld; provided, however, that GF BVI (and any Permitted Transferee who has had Consideration Shares transferred to it) may, without the consent of Resources, Transfer any or all of the Consideration Securities:

(a)                                  subject to compliance with Section 4, offer, agree to offer or sell or grant any call option, or any similar right, with respect some or all of the Consideration Securities if GF BVI or a Permitted Transferee, as the case may be, is the legal and beneficial holder of the Consideration Securities so Transferred to but excluding the Expiration Date;

(b)                                 to Orogen or any Affiliate of Gold Fields Limited (each, a “Permitted Transferee”) provided that the Permitted Transferee first enters into this Agreement and agrees to be bound by its terms and conditions to the same extent as GF BVI hereunder;

(c)                                  pursuant to any transaction (a “Change of Control Transaction”) involving a change of Control of Resources including, without limitation, a take-over bid, a merger, arrangement or amalgamation provided that any Consideration Securities not Transferred pursuant to such Change of Control Transaction will remain subject to this Agreement;

(d)                                 following a public announcement by the board of directors of Resources of a formal proposal for Resources to take any steps or course of action including, without limitation, a reorganization (other than an internal reorganization), merger, arrangement, amalgamation or other business combination that, if completed, would result in a change of Control of Resources;

(e)                                  following the execution by Resources of any agreement which would, upon completion of the transaction(s) contemplated thereby, result in a change of Control of Resources;

(f)                                    following (i) the occurrence of an event that results in any Person other than Resources or an Affiliate of Resources obtaining a material interest in the Essakane Project, (ii) the execution by Resources of any agreement which would, upon completion of the transaction(s) contemplated thereby, result in any Person other than Resources or an Affiliate of Resources obtaining a material interest in the Essakane Project or (iii) a public announcement by Resources of a proposed sale, joint venture, expropriation, loss of title or other similar transaction or event relating to the Essakane Project;

(g)                                 following the proposal or announcement of a change in law that would have a material adverse effect on GF BVI’s ownership of the Consideration;

(h)                                 at any time after any securities of Resources which are then listed on a stock exchange are de-listed from such stock exchange or subject to a cease trade order lasting more than 30 days;

(i)                                     at any time after Resources ceases, either directly or indirectly through its subsidiaries, to carry on the business conducted by Resources, directly or indirectly through its subsidiaries, as at the date of this Agreement; or

(j)                                     following the occurrence of a Bankruptcy Event.

4.                                      Transfer of Consideration Shares

4.1                                 For so long as GF BVI and any Permitted Transferee collectively beneficially hold Consideration Securities carrying 2% or more of the votes attached to the issued share capital of Resources, if any such holder (the “Holder”) proposes to sell any Consideration Securities to a third party by way of private agreement, the Holder will comply with the provisions of Section 4.2, or if such Holder proposes to sell any Consideration Securities on a stock exchange on which the Consideration Securities are listed, the Holder will comply with the provisions of Section 4.3.

4.2                                 If the Holder proposes to sell any Consideration Securities to a Person by way of private agreement, the Holder will provide a notice in writing (the “Negotiated Sale Notice”) to Resources of such intended sale.  The Negotiated Sale Notice will include the number of Consideration Securities (in this Section 4.2, the “Offered Securities”) which the Holder is proposing to sell the Offered Securities and the cash price (the “Negotiated Price”) at which the buyer (the “Buyer”) has agreed to purchase all of the Offered Securities.  For a period of five Business Days after the date of receipt by Resources of the Negotiated Sale Notice, Resources will have the right to identify one or more purchasers (which, for greater certainty, may include Resources or any of its Affiliates) (collectively, the “Purchaser”) who have indicated to Resources a willingness to purchase all but not less than all of the Offered Securities at a price which is not less than the Negotiated Price and Resources will provide notice (in this Section 4.2, the “Purchaser Identification Notice”) to the Holder identifying the purchaser(s).  The Holder will proceed to effect sales with such Purchaser within five Business Days after the date of receipt by the Holder of the Purchaser Identification Notice.  If no Purchaser Identification Notice is provided to the Holder, or the Purchaser fails to purchase all the Offered Securities within the five Business Day period, the Holder may sell the Offered Securities to the Buyer during the period of 30 Business Days from the date of the Negotiated Sale Notice.

4.3                                 If the Holder proposes to sell any Consideration Securities on a stock exchange on which the Consideration Securities are listed, the Holder will provide a notice in writing (the “Market Sale Notice”) to Resources of such intended sale.  The Market Sale Notice will include the number of Consideration Securities (in this Section 4.3, the “Offered Securities”) which the Holder is proposing to sell the Offered Securities and the market price (the “Market Price”) of the Consideration Securities on such stock exchange at the close of trading on the trading day prior to the Market Sale Notice.  For a period of five Business Days after the date of receipt by Resources of the Market Sale Notice, Resources will have the right to identify one or more purchasers (which, for greater certainty, may include Resources or any of its Affiliates) (collectively, the “Purchaser”) who have indicated to Resources a willingness to purchase all or any portion of the Offered Securities at a price which is not less than the Market Price and Resources will provide notice (in this Section 4.3, the “Purchaser Identification Notice”) to the Holder identifying the purchaser(s).  The Holder will proceed to effect sales with such Purchaser within five Business Days after the date of receipt by the Holder of the Purchaser Identification Notice.  If no Purchaser Identification Notice is provided to the Holder, or the Purchaser fails to purchase any of the Offered Securities within the five Business Day period, the Holder may sell the Offered Securities not purchased by the Purchaser through the facilities of the stock exchange at the then prevailing market prices during the period of 30 Business Days from the date of the Market Sale Notice.

5.                                      Notice

Any demand, notice or other communication to be given in connection with this Agreement will be given in writing and will be given by personal delivery or by facsimile addressed to the recipient as follows:

To GF BVI:

6400 S. Fiddlers Green Circle
Suite 1620
Englewood CO 80111
United States of America

Fax No.:	+1 303 796 8293
Attention:	James J Komadina

with a copy to:

McCarthy Tétrault LLP
Suite 4700

Toronto Dominion Bank Tower
Toronto, Ontario, Canada
M5K 1E6
Canada

Fax No.: +1 416-868-0673
Attention:       David B Tennant

To Resources:

Orezone Resources Inc.
290 Picton Street, Suite 201
Ottawa, Ontario, Canada
K1Z 8P8

Fax No.:	+1 613 241 6005
Attention:	Ron Little

with a copy to:

Stikeman Elliot LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario, Canada
M5L 1B9

Fax No.:	+1 416 947 0866

Attention:	Jay C. Kellerman

or to such other address, individual or facsimile number as may be designated by notice given by one Party to another.  Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours.

6.                                      Remedies

Each Party agrees that if this Agreement is breached, or if a breach hereof is threatened, damages may be an inadequate remedy, and, therefore, without limiting any other remedy available at law or in equity, an injunction, restraining order, specific performance, and other forms of equitable relief for damages, or any combination thereof will be available to each other Party.  Each Party agrees to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

7.                                      Further Assurances

Each of the Parties will from time to time execute and deliver all such further documents and instruments and do all acts and things as the other Party may reasonably require to effectively carry out or better evidence the full intent and meaning of this Agreement.

8.                                      Severability

If any term, condition or provision in this Agreement is determined to be void or unenforceable in whole or in part, such term, condition or provision will be severable from all other terms, conditions and provisions hereof and will not affect or impair the validity of any other term, condition or provisions hereof.

9.                                      Assignment and Benefit of the Agreement

9.1                                 This Agreement may not be assigned by either Party without the prior written consent of the other party and may not be amended or supplemented except by instrument in writing signed by all of the parties hereto.

9.2                                 This Agreement will enure to the benefit of and be binding upon the parties and their respective heirs, executors, administrators, personal representatives, successors and permitted assigns.

10.                               Counterparts and Faxed Signatures

This Agreement may be executed in counterparts, all of which, taken together, will be regarded as one and the same Agreement.  Counterparts may be executed in faxed form and the Parties adopt any signatures received by a receiving fax machine as original signatures of the Parties, provided, however, that any Party providing its signature in such a manner will promptly forward to the other Parties an original of the signed signature page of this Agreement which was so faxed.

11.                               Governing Law

This Agreement will be interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein, other than other than such laws relating to conflicts of law.

12.                               Attornment

For the purpose of all legal proceedings this Agreement will be deemed to have been performed in the Province of Ontario.  Insofar as it is not precluded by Schedule 8.04 of the Share Purchase Agreement, the courts of the Province of Ontario will have jurisdiction to entertain any action arising under this Agreement and each of the Parties to this Agreement hereby attorns to the jurisdiction of the courts of the Province of Ontario.

13.                               Time of the Essence

Time will be of the essence of this Agreement.

The balance of this page is intentionally left blank

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the day and year first above written.

GOLD FIELDS ESSAKANE (BVI) LIMITED

Name:
Title:

OREZONE RESOURCES INC.

Name:
Title:

IRREVOCABLE PROXY

The undersigned holder (the “Holder”) of ___________________________ [number and class of shares] (the “Subject Securities”) in the capital of Orezone Resources Inc. (the ”Company”), a corporation existing under the laws of Canada, hereby irrevocably (to the fullest extent permitted by law) nominates and appoints ______________________________ [Name and Title] of the Company, or, failing him, ____________________________[Name and Title] of the Company, as the sole and exclusive proxy of the undersigned, with full power of substitution and resubstitution, to attend, act, vote and exercise all voting rights and any rights ancillary thereto which are necessary to permit the proxyholder to vote all of the Subject Securities that are from time to time beneficially owned by the undersigned in accordance with the terms of this Proxy at any time until _______________________ (the “Expiration Date”) with respect to the following matters only:

(a)                                  the election of directors; and

(b)                                 the appointment of auditors and the payment of remuneration thereto.

The Holder will not be obliged, and the holder of any proxy granted on behalf of the Holder will not be entitled, to vote the Subject Securities in the manner provided therein if at the time of such vote there will be in force any order or decree of a governmental authority restraining or enjoining the Holder or the holder of any proxy granted on behalf of the Holder from voting the Subject Securities; provided that, such order or decree is not the result of any breach of representation, warranty, covenant or agreement of the Holder in any agreement with Resources governing the voting of the Subject Securities and provided further that the Holder has notified Resources of such order or decree, to the extent that the Holder is aware of same.

This Proxy is irrevocable (to the fullest extent permitted by law) until the Expiration Date, is coupled with an interest and is granted pursuant to the Lock Up and Support Agreement (the “Lock-Up and Support Agreement”) of even date herewith between the undersigned and the Company.  All capitalized terms used and not otherwise defined herein will have the same meaning as assigned thereto in the Lock-Up and Support Agreement.  Upon the undersigned’s execution of this Proxy, the undersigned agrees not to grant any subsequent proxies with respect to the Subject Securities for any of the matters set forth in the following paragraph until the Expiration Date.

The proxyholder appointed hereunder is hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned’s proxy to vote the Subject Securities, and to exercise all voting, consent and similar rights of the undersigned with respect to the Subject Securities (including, without limitation, the power to execute and deliver written consents) at every annual, special or adjourned meeting of the shareholders of the Company or of any class of shareholders of the Company and in every written consent in lieu of such meeting in respect of the Approval Matters, and only the Approval Matters, contemplated by the Lock-Up and Support Agreement.

The proxyholder appointed hereunder may not exercise this Proxy on any other matter except as provided above and must exercise this Proxy only in accordance with the Lock-Up and Support Agreement.  The undersigned may vote and may grant proxies in respect of the Subject Securities on any matter which is not an Approval Matter.

Any obligation of the undersigned hereunder will be binding upon the heirs, legal representatives, successors and permitted assigns of the undersigned.

This Proxy is irrevocable (to the fullest extent permitted by law) until the Expiration Date.  This Proxy will terminate, and be of no further force and effect, automatically upon the Expiration Date.

This Proxy is not solicited by or on behalf of management of the Company.

Dated: ______________, 2007
Print Name of Shareholder

Signature of Shareholder (or if Shareholder is a corporation, of an Authorized Signatory)

(Print Name and Title of Authorized Signatory of Shareholder, if applicable)

Common shares of the Company

APPENDIX B

REPRESENTATIONS AND WARRANTIES OF SELLING COMPANIES

Each of Orogen and (to the extent only that any of such representations and warranties relates to the GF BVI or Essakane BVI) GF BVI hereby represent and warrant to each of Resources and the Purchaser as follows and acknowledges that Resources and the Purchaser are relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

Representations and Warranties Relating to the Selling Companies and the Acquired Companies

(a)                                  Organization of the Acquired Companies.  Each of the Acquired Companies is a corporation duly incorporated and validly subsisting under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority, and holds all material licenses and permits required for it, to own or lease its property and assets and to carry on its business as currently conducted by it. Each of the Acquired Companies is registered, licensed or otherwise qualified as an extra-provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect in respect of the Acquired Companies taken as a whole.

(b)                                 No Violation or Rights of Termination or Acceleration.  The execution and delivery of this Agreement by the Selling Companies do not, and the consummation of the transactions contemplated hereby and the performance of this Agreement by the Selling Companies will not:

(i)                                     materially conflict with or result in a material violation, contravention or breach of any of the terms, conditions or provisions of the articles or by-laws (or equivalent organizational documents) of any of the Acquired Companies or any agreement, instrument or license to which any of them is a party or by which any of them is bound or constitute a material default or violation by any of them thereunder, or result in the creation or imposition of any Lien upon any of the assets of any of the Acquired Companies;

(ii)                                  assuming that all Governmental Approvals set out in Schedule 3.01(1)(b) have been obtained and the notices to Governmental Bodies listed in Schedule 3.01(1)(b) have been given, constitute a default or violation by any of the Acquired Companies under any Laws to which any of them is subject or by which any of them is bound; or

(iii)                               result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or create, give rise to or change any rights or obligations of any Person under, or result in the creation of a Lien on any property or asset of any of the Acquired Companies pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which any of them is a party or by which any of them or any of their respective property or assets is bound;

except, with respect to clauses (ii) and (iii), for any such events or occurrences that could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of the Acquired Companies taken as a whole or materially impair the ability of a Selling Company to perform its obligations hereunder or to complete the transactions contemplated hereby.

(c)                                  No Other Agreements to Purchase. Except for the Purchaser’s rights under this Agreement, no Person has any written or oral agreement, warrant or option, or any other right or privilege (whether by Law, pre-emptive right or contract) capable of becoming such, for the purchase or acquisition from the Selling Companies of the Purchased Shares.

(d)                                 Capacity.  Each of the Selling Companies has the requisite corporate power and capacity to execute and deliver this Agreement, to perform its obligations hereunder and to complete the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Selling Companies and the completion of the transactions contemplated hereby by them have been duly authorized by their respective boards of directors and no other corporate proceedings on the part of either are necessary to authorize the execution, delivery and performance of this Agreement or the completion of the transactions contemplated hereby by them.

(e)                                  Binding Agreement.  This Agreement has been duly executed and delivered by each of the Selling Companies and constitutes a legal, valid and binding obligation, enforceable against each of them in accordance with its terms, subject to bankruptcy, insolvency and other Laws affecting creditors’ rights generally and to general principles of equity.

(f)                                    Capitalization of Essakane BVI.  The authorized capital of Essakane BVI consists of one billion (1,000,000,000) ordinary shares of capital stock with a par value of US$0.00005 per share. As of the date hereof, there are 54,594,636 ordinary shares of Essakane BVI issued and outstanding, of which 32,756,782 ordinary shares are beneficially owned by GF BVI free and clear of all Liens and 21,837,854 ordinary shares are registered on the books and records of Essakane BVI in the name of the Purchaser. There are no outstanding agreements, options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any issued securities of Essakane BVI from GF BVI. There are no agreements, options, rights, warrants, rights of conversion or other rights pursuant to which Essakane BVI is or may become obligated to issue any shares, or any securities convertible or exchangeable, directly or indirectly, into shares, of Essakane BVI. All of the outstanding ordinary shares in the capital of Essakane BVI are validly issued, fully paid and non-assessable and have been issued in compliance with all applicable Laws.

(g)                                 Capitalization of the Manager.  As of the date hereof, there are 200 ordinary shares with a par value of 10,000Fcfa of the Manager issued and outstanding, all of which are beneficially owned by Orogen free and clear of all Liens. There are no outstanding agreements, options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any issued securities of the Manager from Orogen. There are no agreements, options, rights, warrants, rights of conversion or other rights pursuant to which the Manager is or may become obligated to issue any shares, or any securities convertible or exchangeable, directly or indirectly, into shares, of the Manager. All of the outstanding ordinary shares in the capital of the Manager are validly issued, fully paid and non-assessable and have been issued in compliance with all applicable Laws.

(h)                                 Corporate Records.  To the knowledge of the Selling Companies, the minute books of each of the Acquired Companies, all of which have been made available to the Purchaser or its advisors, contain true, correct and complete records and copies of the minutes of every meeting of its board of directors, shareholders and members, as applicable, every written resolution of its directors, shareholders or members, as applicable, and its articles and by-laws and all amendments thereto.  To the knowledge of the Selling Companies, all corporate proceedings and actions reflected therein have been conducted or taken in compliance with Applicable Law.

(i)                                     No Bankruptcy Proceedings.  There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress or, to the knowledge of the Selling Companies, threatened against any Selling Company or Acquired Company before any court, administrative, regulatory or similar agency or tribunal.

(j)                                     Books and Records.  All transactions of the Acquired Companies have been properly and accurately recorded in the appropriate Books and Records of the Acquired Companies and such Books and Records are correct and complete and have been maintained and retained in accordance with Applicable Law and generally accepted accounting principles.  All such Books and Records are located (i) in the case of Essakane BVI, at Leiden, Netherlands, (ii) in the case of the Manager, at Ouagadougou, Burkina Faso, and no original Books and Records are located in any other place.  All original documentation, data and other supporting information relating to the Books and Records are readily accessible without the expenditure of any unusual effort or resources.

(k)                                  Financial Statements. To the knowledge of the Selling Companies, the Financial Statements for the Acquired Companies have been prepared in accordance with generally accepted accounting principles applied on a consistent basis and present fairly in all material respects, on a consolidated basis, the financial position and the results of operations and the changes in shareholders’ equity and cash flow of the Acquired Companies for the periods then ended and as at the dates thereof.  To the knowledge of the Selling Companies, in the case of unaudited statements, this representation is subject to normal, recurring year-end adjustments that would be made in the course of an audit and would not be material.  To the knowledge of the Selling Companies, neither Acquired Company has any material liability or obligation, whether accrued, absolute, contingent or otherwise, not reflected in its Financial Statements.

(l)                                     No Material Change.  Since the date of their respective Most Recent Balance Sheet there has been no material change in or effect on the financial condition of any Acquired Company from that shown on such Most Recent Balance Sheet, no change in the accounting policies or practices used by any Acquired Company and no material adverse change in or effect on the business, prospects, operations and Assets of any Acquired Company.

(m)                               Absence of Undisclosed Liabilities.  To the knowledge of the Selling Companies and except as otherwise disclosed in this Agreement, no Acquired Company has any liabilities or obligations of any nature or kind (whether accrued, absolute, contingent or otherwise) other than (i) obligations pursuant to Contracts currently in force but not yet required to be performed as of the date hereof, (ii) those reflected in its Most Recent Balance Sheet and (iii) those incurred since the date of its Most Recent Balance Sheet in the ordinary course of business (which in the aggregate for all Acquired Companies do not exceed $15,000,000).

(n)                                 Litigation.  There is no court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal), arbitration or other dispute settlement procedure, investigation, audit, assessment, inquiry, request for information, warrant, charge, suit or claim by any Governmental Body, or any similar matter or proceeding (collectively, “Proceedings”) against or involving the Acquired Companies in respect of their respective businesses, properties or assets (whether in progress or, to the relevant Selling Company’s knowledge, threatened) which, if determined adversely to the Acquired Companies, would have a Material Adverse Effect in respect of the Acquired Companies taken as a whole, and there is no order, ordinance, writ, judgment, decree, injunction, award or order of any Governmental Body outstanding against either of the Acquired Companies which would have a Material Adverse Effect in respect of the Acquired Companies taken as a whole.  There are no suits, claims, actions or Proceedings pending or, to the knowledge of relevant Selling Company, threatened against the Acquired Companies, seeking to prevent the transactions contemplated hereby.

(o)                                 Tax Matters.  To the knowledge of the Selling Companies, in respect of tax years covered by the period during which the Manager acted as manager of the Essakane Project, being January 1, 2006 to the date of this Agreement (the “Relevant Period”), each Acquired Company has filed or caused to be filed, in a timely manner all Tax Returns required to be filed by it (all of which Tax Returns were correct and complete in all material respects) and has paid, collected, withheld or remitted, or caused to be paid, collected, withheld or remitted, all Taxes that are due and payable, collectible and remittable in respect of the Relevant Period, except, in either case where such failure to file or to pay, collect, withhold or remit would not have a Material Adverse Effect in respect of the Acquired Companies taken as a whole.  To the knowledge of the Selling Companies, adequate accruals have been provided in accordance with generally accepted accounting principles in the Financial Statements of the Acquired Companies for any Taxes for the Relevant Period which have not been paid, whether or not shown as being due on any Tax Returns.  To the knowledge of the Selling Companies, since January 1, 2006, no material liability for Taxes not reflected in the Financial Statements of the Acquired Companies or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued other than in the ordinary course of business.  To the knowledge of the relevant Selling Company, there are no material proposed (but unassessed) additional Taxes relating to the Relevant Period and none have been asserted by any taxing authority relating to the Relevant Period, including, without limitation, any sales tax authority, in connection with any of the Tax Returns referred to above, to the extent relating to the Relevant Period.  To the knowledge of the Selling Companies, no waiver of any statute of limitations has been given or requested with respect to the Acquired Companies.  To the knowledge of the Selling Companies, no lien for Taxes has been filed or exists other than for Taxes not yet due and payable.

(p)                                 Compliance with Laws.  To the knowledge of the Selling Companies, during the Relevant Period, each of the Acquired Companies has complied with and is not in violation of any applicable Laws other than such non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect in respect of the Acquired Companies taken as a whole.

(q)                                 Certain Contracts.  Other than agreements or obligations that have been entered into in the ordinary course of business and are typical in the mining industry but which neither individually nor in the aggregate could have a Material Adverse Effect in respect of the Acquired Companies taken as a whole, neither Acquired Company has during the Relevant Period become a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree which purports to (i) limit the manner or the localities in which all or any material portion of its business is conducted, (ii) limit any business practice of such Acquired Company in any material respect, or (iii) restrict any acquisition or disposition of any property by such Acquired Company in any material respect.

(r)                                    BFS.  To the knowledge of each of the Selling Companies, the BFS was prepared in accordance with prudent mining industry standards and no information material to the preparation of the BFS was withheld from the Persons preparing it.  Neither the Selling Companies nor, to the knowledge of the Selling Companies, the Acquired Companies:

(i)                                     has received any notice from any Governmental Body that any permits, consents, authorizations or authorities contemplated by the BFS will not be obtained;

(ii)                                  has received any notice from any Person that such Person will oppose or contest the granting of any permits, consents, authorizations or authorities contemplated by the BFS; and

(iii)                               has any knowledge that the estimates of mineral resources set out in the BFS are materially overstated or that such estimates were arrived at other than in accordance with good mining industry practice.

(s)                                  Residency. GF BVI is not a U.S. Person or a person within the United States (as such terms are defined in Rule 902 of Regulation S under the United States Securities Act of 1933, as amended) and it is not acquiring the Consideration Securities for the account or benefit of a U.S. Person or a person within the United States and the Consideration Securities were not offered to it in the United States and this Agreement has not been signed in the United States. GF BVI is resident in the British Virgin Islands and is acquiring the Consideration Securities as principal for its own account and not with a view to resale.

(t)                                    Accredited Investor. GF BVI is an “accredited investor”, as such term is defined in National Instrument 45-106 – Prospectus and Registration Exemptions.

(u)                                 Acknowledgment of Risk.  Each of the Selling Companies acknowledges that:

(i)                                     no securities commission or similar regulatory authority has reviewed or passed on the merits of the Consideration Securities;

(ii)                                  there is no government or other insurance covering the Consideration Securities;

(iii)                               it has such knowledge of financial and business affairs as to be capable of assessing the merits and risks of an investment in the Consideration Securities and is able to bear the economic consequences of such investment even if the entire investment is lost; and

(iv)                              it has not received, nor has it requested, nor does it have any need to receive, any offering memorandum or similar document describing the business and affairs of Resources.

(v)                                 Restrictions on Resale. Each of the Selling Companies acknowledges that:

(i)                                     there are restrictions under applicable Laws on GF BVI’s ability to resell the Consideration Securities and it is the responsibility of GF BVI to find out what those restrictions are and to comply with them before selling the Consideration Securities;

(ii)                                  without limiting the generality of clause (i), the Consideration Securities may not be resold in Canada or to a resident of Canada through the TSX or otherwise except pursuant to an exemption from applicable prospectus and registration requirements for a period of four months from the date of issuance of the Consideration Securities;

(iii)                               Resources has advised the Selling Companies that Resources is relying on an exemption from the requirements to provide GF BVI with a prospectus and to issue and sell the Consideration Securities through a person or company registered to sell securities under Canadian securities legislation and, as a consequence of acquiring the Consideration Securities pursuant to this exemption, certain protections, rights and remedies provided by Canadian securities legislation, including statutory rights of rescission or damages, will not be available to GF BVI; and

(iv)                              the certificates representing the Consideration Securities will bear a legend regarding restrictions on transfer which may apply under Canadian securities legislation.

APPENDIX C

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER AND RESOURCES

Each of Resources and (to the extent only that any of such representations and warranties relates to the Purchaser) the Purchaser hereby represents and warrants to each of Orogen and GF BVI as follows and acknowledges that Orogen and GF BVI are relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a)                                  Organization.  Resources and each of the Resources Subsidiaries (collectively, the “Resources Group” and each individually a “Resources Group Company”) is a corporation duly incorporated and validly subsisting under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority, and holds all material licenses and permits required for it, to own or lease its property and assets and to carry on its business as currently conducted by it. Each of the Resources Group Companies is registered, licensed or otherwise qualified as an extra-provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect in respect of Resources. All of the outstanding shares in the capital of the Resources Subsidiaries are validly issued, fully paid and non-assessable, have been issued in compliance with all applicable Laws and are beneficially owned by Resources or by a Resources Subsidiary free and clear of all Liens. There are no outstanding agreements, options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any issued securities of any of the Resources Subsidiaries from either Resources or any of the Resources Subsidiaries. The only Subsidiaries of Resources are the Resources Subsidiaries.

(b)                                 Capitalization.  The authorized capital of Resources consists of an unlimited number of common shares. As of the date hereof, there are 133,715,441 common shares of Resources issued and outstanding, and Options entitling the holders thereof to be issued an aggregate of 6,390,700 common shares of Resources at prices ranging between $1.15 and $1.67 and expiring not later than July 20, 2017 have been granted and are outstanding. Except for such Options, there are no agreements, options, rights, warrants, rights of conversion or other rights pursuant to which any Resources Group Company is or may become obligated to issue any shares or any securities convertible or exchangeable, directly or indirectly, into any shares of any Resources Group Company.  All of the outstanding common shares in the capital of Resources are validly issued, fully paid and non-assessable and have been issued in compliance with all applicable Laws.

(c)                                  No Violation or Rights of Termination or Acceleration.  The execution and delivery of this Agreement by Resources and the Purchaser do not, and the consummation of the transactions contemplated hereby and the performance of this Agreement by Resources and the Purchaser will not:

(i)            Materially conflict with or result in a material violation, contravention or breach of any of the terms, conditions or provisions of the articles or by-laws (or equivalent organizational documents) of any Resources Group Company or any agreement, instrument or license to which any Resources Group Company is a party or by which any Resources Group Company is bound or constitute a material default or violation by any Resources Group Company thereunder, or result in the creation or imposition of any Lien upon any of the assets of any Resources Group Company;

(ii)           assuming that all Governmental Approvals set out in Schedule 3.01(1)(b) have been obtained and the notices to Governmental Bodies listed in Schedule 3.01(1)(b) have been given, constitute a default or violation by any Resources Group Company under any Laws to which any Resources Group Company is subject or by which it is bound; or

(iii)          result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or create, give rise to or change any rights or obligations of any Person under, or result in the creation of a Lien on any property or asset of any Resources Group Company pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which any Resources Group Company is a party or by which any Resources Group Company or any of their respective property or assets is bound;

except, with respect to clauses (ii) and (iii), for any such events or occurrences that could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of Resources or materially impair the ability of Resources or the Purchaser to perform its obligations hereunder or to complete the transactions contemplated hereby.

(d)                                 Consents and Approvals. No consent, approval, license, permit, order or authorization of, or registration, declaration or filing with, or permit from, any Governmental Body is required to be obtained or made by or with respect to any Resources Group Company in connection with the execution, delivery and performance of this Agreement or the completion of the transactions contemplated hereby, other than:

(i)                                     filings with the TSX and the AMEX and under applicable provincial, state and federal securities laws of Canada or the United States; and

(ii)                                  those, which if not obtained, could not individually or in the aggregate be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect in respect of Resources, or materially impair the ability of Resources or the Purchaser to perform its obligations hereunder or to complete the transactions contemplated hereby.

(e)                                  Capacity.  Each of Resources and the Purchaser has the requisite corporate power and capacity to execute and deliver this Agreement and to perform its obligations hereunder and to complete the transactions contemplated hereby. The execution, delivery and performance of this Agreement by each of Resources and the Purchaser and the completion of the transactions contemplated hereby by them have been duly authorized by their respective boards of directors and no other corporate proceedings on the part of either are necessary to authorize the execution, delivery and performance of this Agreement or the completion of the transactions contemplated hereby by them.

(f)                                    Binding Agreement.  This Agreement has been duly executed and delivered by each of Resources and the Purchaser and constitutes a legal, valid and binding obligation, enforceable against each of them in accordance with its terms, subject to bankruptcy, insolvency and other Laws affecting creditors’ rights generally and to general principles of equity.

(g)                                 Financial Statements. The Financial Statements of Resources, each as filed with Canadian securities regulatory authorities, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis and present fairly in all material respects, on a consolidated basis, the financial position and the results of operations and the changes in shareholders’ equity and cash flow of Resources and its Subsidiaries for the periods then ended and as at the dates thereof. In the case of unaudited Financial Statements, this representation is subject to normal, recurring year-end adjustments that would be made in the course of an audit and would not be material. No Resources Group Company has any material liability or obligation, whether accrued, absolute, contingent or otherwise, not reflected in the Financial Statements of Resources.

(h)                                 No Reportable Event.  There has been no “reportable event” (within the meaning of National Instrument 51-102 Continuous Disclosure Obligations of the Canadian securities regulatory authorities, as amended) with the present or any former auditors of Resources.

(i)                                     No Cease Trade.  Resources is not subject to any cease trade, trading suspension or other order of any applicable stock exchange or securities regulatory authority and is not included on a list of defaulting reporting issuers maintained by any securities regulatory authority and, to the best knowledge and belief of Resources, no investigation or other proceeding involving Resources which may operate to prevent, restrict or suspend trading of any securities of Resources is currently in progress, pending or threatened before any applicable stock exchange or securities regulatory authority.

(j)                                     No Bankruptcy Proceedings.  There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress or, to the best of Resources’ knowledge and belief, threatened against any Resources Group Company before any court, administrative, regulatory or similar agency or tribunal.

(k)                                  Litigation.  There is no court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal), arbitration or other dispute settlement procedure, investigation, audit, assessment, inquiry, request for information, warrant, charge, suit or claim by any Governmental Body, or any similar matter or proceeding (collectively, “Proceedings”) against or involving Resources or any of the Resources Subsidiaries in respect of their respective businesses, properties or assets (whether in progress or, to the best of Resources’ knowledge, threatened) which, if determined adversely to Resources or any of the Resources Subsidiaries, would have a Material Adverse Effect in respect of Resources, and there is no order, ordinance, writ, judgment, decree, injunction, award or order of any Governmental Body outstanding against Resources or any of the Resources Subsidiaries which would have a Material Adverse Effect in respect of Resources.  There are no suits, claims, actions or Proceedings pending or, to the knowledge of Resources, threatened against Resources or any of the Resources Subsidiaries, seeking to prevent the transactions contemplated hereby.

(l)                                     Public Disclosure.  Resources is current in the filing of all public disclosure documents required to be filed by Resources under applicable securities Laws and stock exchange rules (collectively, the “Resources Public Disclosure”), there are no filings that have been made on a confidential basis which remain confidential and all of such filings comply with the requirements of all applicable Laws except where such non-compliance has not and would not reasonably be expected to have a Material Adverse Effect in respect of Resources. Taken as a whole, the Resources Public Disclosure does not contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact that is required to be stated or that is necessary to make any statement contained therein not misleading in light of the circumstances in which it is made.

(m)                               Reporting Status.  Resources is a “reporting issuer” or the equivalent in each of the provinces of Alberta, Manitoba, Ontario and Quebec and the common shares of Resources are registered under section 12(b) of the United States Securities Exchange Act of 1934, as amended.  Such common shares are listed for trading on the TSX and AMEX.  Resources is not in default of any provision of its listing agreement with either such exchange. Resources has obtained the conditional approval of the TSX and AMEX for the issuance, listing and posting for trading of the Consideration Securities.

(n)                                 Title.  Resources is the owner, directly or indirectly, with good title, free and clear of any and all Liens, of all assets and properties (including interests in all mining rights and mining properties) shown or reflected in the Financial Statements of Resources, except only such assets and properties as have been disposed of in the usual and ordinary course of business of the Resources Group Companies since the respective date of the Most Recent Balance Sheet contained in the Financial Statements of Resources, and of any assets or properties acquired since such date and, to the knowledge of Resources, there is no state of facts which could reasonably be expected to cause any such title not to be so owned or to be subject to any Liens, except in each case for Liens which individually and in the aggregate do not have a Material Adverse Effect in respect of Resources.

(o)                                 Absence of Changes.  Since December 31, 2006, except as publicly disclosed by Resources prior to the date hereof:

(i)            each Resources Group Company has conducted its business only in the ordinary and regular course of business consistent with past practice;

(ii)           no Resources Group Company has incurred or suffered an adverse change;

(iii)          there has not been any acquisition or sale by any Resources Group Company of any material property or assets;

(iv)          other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by any Resources Group Company of any debt for borrowed money, any creation or assumption by any Resources Group Company of any Lien, any making by any Resources Group Company of any loan, advance or capital contribution to or investment in any other person (other than (a) loans or advances made in the ordinary and regular course of business, (b) other loans and advances in an aggregate amount which does not exceed $15,000,000 outstanding at any time and (c) loans made to another Resources Group Company) or any entering into, amendment of, relinquishment, termination or non-renewal by any Resources Group Company of any contract, agreement, licence, lease transaction, commitment or other right or obligation;

(v)           Resources has not declared or paid any dividends or made any other distribution on any of its common shares;

(vi)          Resources has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Resources common shares;

(vii)         Resources has not effected any material change in its accounting methods, principles or practices; and

(viii)        Resources has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan, other than events, actions or matters which would not, individually or in the aggregate, have a Material Adverse Effect in respect of Resources.

(p)                                 Tax Matters.  Each Resources Group Company has filed or caused to be filed, in a timely manner all Tax Returns required to be filed by it (all of which Tax Returns were correct and complete in all material respects) and has paid, collected, withheld or remitted, or caused to be paid, collected, withheld or remitted, all Taxes that are due and payable, collectible and remittable, except, in either case where such failure to file or to pay, collect, withhold or remit would not have a Material Adverse Effect in respect of Resources.  Resources has provided adequate accruals in accordance with Canadian generally accepted accounting principles in the Financial Statements of Resources for any Taxes for the period covered by such financial statements which have not been paid, whether or not shown as being due on any Tax Returns.  Since December 31, 2006, no material liability for Taxes not reflected in the Financial Statements of Resources or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued other than in the ordinary course of business. To the knowledge of Resources, there are no material proposed (but unassessed) additional Taxes and none have been asserted by the Canada Revenue Agency or any other taxing authority, including, without limitation, any sales tax authority, in connection with any of the Tax Returns referred to above. No waiver of any statute of limitations has been given or requested with respect to any Resources Group Company.  No lien for Taxes has been filed or exists other than for Taxes not yet due and payable.

(q)                                 Compliance with Laws.  Resources and, since the date Resources incorporated or acquired each other Resources Group Company, such Resources Group Company has complied with and is not in violation of any applicable Laws other than such non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect in respect of Resources.  To the knowledge of Resources, prior to the date Resources acquired an Resources Group Company, such Resources Group Company had complied with and was not in violation of any applicable Laws other than such non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect in respect of Resources.

(r)                                    Certain Contracts.  Other than agreements or obligations that have been entered into in the ordinary course of business and are typical in the mining industry but which neither individually nor in the aggregate could have a Material Adverse Effect in respect of Resources, no Resources Group Company is a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree which purports to (i) limit the manner or the localities in which all or any material portion of the business of the Resources Group is conducted, (ii) limit any business practice of any Resources Group Company in any material respect, or (iii) restrict any acquisition or disposition of any property by any Resources Group Company in any material respect.

(s)                                  Investment Company Status.  Resources is not registered, and is not required to be registered, as an open-end investment company, a closed-end investment company, a unit investment trust or a face-amount certificate company under the United States Investment Company Act of 1940.

(t)                                    Consideration Securities.  The Consideration Securities will, upon issue, be issued as fully-paid and non-assessable shares.

(u)                                 Exemption from Prospectus and Registration Requirements. Subject to the representations and warranties of the Selling Companies contained in Appendix B being true and correct, the issuance by Resources of the Consideration Securities will be exempt from the prospectus and registration requirements of applicable Canadian securities legislation and no document is required to be filed, proceeding taken or approval, consent or authorization of any regulatory authorities required to be obtained by Resources under applicable Canadian securities legislation to permit such issuance other than the preparation, execution and filing of a report in Form 45-106F1 with the Ontario Securities Commission together with payment of the prescribed filing fees and a duly completed fee checklist.

(v)                                 First Trade. Subject to the representations and warranties set forth in Appendix B, and any other representations and warranties in any subscription agreement with respect to the Consideration Securities entered into between GF BVI and Resources, being true, the first trade by GF BVI of the Consideration Securities will be exempt from, or not subject to, the prospectus requirements of applicable Canadian securities legislation and no document will be required to be filed and no proceeding taken or approval, permit, consent, order or authorization obtained under the applicable Canadian securities legislation in order to permit such first trade provided that:

(i)                                     the trade is not a “control distribution” as defined in National Instrument 45-102 - Resale of Securities;

(ii)                                  Resources is and has been a reporting issuer in a jurisdiction of Canada for the four months immediately preceding the trade;

(iii)                               at least four months have elapsed from the “distribution date” (as defined in National Instrument 45-102 - Resale of Securities) of the Consideration Securities;

(iv)                              the certificates representing the Consideration Securities carry a legend or ownership statement issued under a direct registration system or other electronic book-entry system acceptable to the applicable Canadian securities regulator;

(v)                                 no unusual effort is made to prepare the market or create a demand for the securities that are the subject of the trade; and

(vi)                              no extraordinary commission or consideration is paid to a person or company in respect of the trade.

APPENDIX D

REGISTRATION RIGHTS AGREEMENT

1

REGISTRATION RIGHTS AGREEMENT

 - between -

GOLD FIELDS ESSAKANE (BVI) LIMITED

- and -

OREZONE RESOURCES INC.

Made as of

______________, 2007

McCarthy Tétrault LLP
Suite 4700
Toronto Dominion Bank Tower
Toronto, Ontario, Canada
M5K 1E6

TABLE OF CONTENTS

ARTICLE 1 – INTERPRETATION		1

1.01	Definitions	1
1.02	GF BVI’s Common Shares	3
1.03	Headings	3
1.04	Extended Meanings	3

ARTICLE 2 - PIGGYBACK QUALIFICATION		3

2.01	Right to Piggyback	3
2.02	Priority on Piggyback Qualification	4
2.03	Underwritten Offerings	4

ARTICLE 3 - QUALIFICATION PROCEDURES		5

3.01	Obligations of Resources	5
3.02	Obligations of GF BVI	7
3.03	Preparation of Documents; Due Diligence	8
3.04	Expenses	8

ARTICLE 4 - INDEMNIFICATION AND CONTRIBUTION		8

4.01	Indemnification	8
4.02	Contribution	10

ARTICLE 5 – GENERAL		10

5.01	Qualification Exemptions	10
5.02	Additional Rights	10
5.03	Injunctive Relief	10
5.04	Further Assurances	11
5.05	Benefit of the Agreement	11
5.06	Entire Agreement	11
5.07	Amendments and Waivers	11
5.08	Assignment	12
5.09	Severability	12
5.10	Time	12
5.11	Notices	12
5.12	Governing Law	13
5.13	Counterparts	13

REGISTRATION RIGHTS AGREEMENT

THIS AGREEMENT made as of ____________, 2007;

B E T W E E N:

GOLD FIELDS ESSAKANE (BVI) LIMITED, a corporation incorporated under the laws of the British Virgin Islands (“GF BVI”);

- and -

OREZONE RESOURCES INC., a corporation incorporated under the laws of Canada (“Resources”).

WHEREAS:

A.                                   Pursuant to a share purchase agreement (the “Share Purchase Agreement”) dated October 10, 2007, the parties hereto have agreed that GF BVI will sell, and Orezone Essakane (BVI) Limited (the “Purchaser”) will purchase, all the shares held by GF BVI in Essakane (BVI) Limited (“Essakane BVI”) and, subject to Resources having made the Partial Securities Election (as such term is defined in the Share Purchase Agreement), Resources will issue to GF BVI, in partial consideration for such shares, such number of securities in Resources as is required in accordance with Section 2.01 of the Share Purchase Agreement;

B.                                     GF BVI is a wholly-owned direct subsidiary of Gold Fields Orogen Holding (BVI) Limited (“Orogen”) and the Purchaser is a wholly-owned direct subsidiary of Orezone Inc., a corporation incorporated under the laws of the British Virgin Islands (“Orezone”), which itself is a wholly-owned subsidiary of Resources;

C.                                     As a condition to the performance by GF BVI and Orogen of their respective obligations under the Share Purchase Agreement, Resources must execute and deliver this Agreement to GF BVI.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the covenants and agreements herein contained the Parties agree as follows:

ARTICLE 1 – INTERPRETATION

1.01                                                                           Definitions

In this Agreement, unless something in the subject matter or context is inconsistent therewith:

(a)                                  “affiliate” means, with respect to any person, any other person that is either a subsidiary of such first mentioned person or of which such first mentioned person is a subsidiary and “affiliates” means all such persons collectively;

(b)                                 “business day” means a day other than (i) a Saturday or Sunday, (ii) a statutory holiday in Toronto, Canada, the British Virgin Islands or Ouagadougou, Burkina Faso or (iii) any day on which major banks are closed for business in Toronto, Canada;;

(c)                                  “Claim” has the meaning set out in Section 4.01(1);

(d)                                 “Common Shares” means the common shares of Resources and any other shares of Resources which carry voting rights exercisable in all circumstances or under circumstances that have occurred and are continuing or which carry a residual right to participate in the earnings of Resources and in its assets upon liquidation or winding-up to an unlimited degree;

(e)                                  “Indemnified Party” and “Indemnified Parties” have the meanings set out in Section 5.01(2);

(f)                                    “Maximum Offering Size” has the meaning set out in Section 2.02;

(g)                                 “Offered Shares” has the meaning set out in Section 3.01(1)(b);

(h)                                 “Offering Agreement” has the meaning set out in Section 4.01(1)(a);

(i)                                     “Piggyback Qualification” has the meaning set out in Section 2.01;

(j)                                     “Piggyback Shares” has the meaning set out in Section 2.01;

(k)                                  “qualification for distribution” means the qualification of Common Shares for distribution or the registration of Common Shares under any of the Securities Laws by filing a prospectus and obtaining a receipt therefore and/or by filing a registration statement and such registration statement becoming or being declared effective, as applicable, all in such manner as is acceptable to GF BVI and its legal counsel, acting reasonably, and “qualified for distribution” and “qualify for distribution” have corresponding meanings;

(l)                                     “Securities Laws” collectively means the securities legislation of each of the provinces and territories of Canada and of the federal government of the United States of America, and all regulations, rules, orders, rules, rulings, policy statements, instruments, communiqués and interpretation notes issued thereunder or in relation thereto, as amended, re-enacted or replaced from time to time;

(m)                               “subsidiary” means, with respect to any person, any other person in respect of which such first mentioned person possesses, directly or indirectly, the power to vote more than 50% of the outstanding voting securities of such person, or otherwise direct the management or policies of such person, by contract or otherwise and “subsidiaries” means all of such persons collectively; and

(n)                                 “Termination Date” means the date which is 36 months after the date of closing of the transactions contemplated by Share Purchase Agreement.

1.02                                                                           GF BVI’s Common Shares

Any references in this Agreement to Common Shares held by GF BVI, or words of like effect, shall be deemed to include Common Shares held by any of GF BVI’s affiliates other than Resources and Resource’s subsidiaries.

1.03                                                                           Headings

The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.  The terms “this Agreement”, “hereof”, “hereto”, “hereunder” and similar expressions refer to this agreement and not to any particular Article, Section or other portion hereof and any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Agreement.

1.04                                                                           Extended Meanings

In this Agreement (i) words importing the singular number only shall include the plural and vice versa, (ii) words importing the masculine gender shall include the feminine and neuter genders and vice versa, (iii) words importing persons shall include individuals, partnerships, associations, trusts, firms, unincorporated organizations, corporations, joint ventures, governments, governmental entities or authorities and any other entities of any kind or nature whatsoever and (iv) wherever the context permits, the words “including”, “includes” and “included” and similar expressions shall be deemed to be followed by the phrase “without limitation”.

ARTICLE 2 - PIGGYBACK QUALIFICATION

2.01                                                                           Right to Piggyback

If at any time on or prior to the Termination Date Resources proposes to qualify for distribution any Common Shares (other than in connection with any dividend reinvestment plan or share incentive or other employee benefit plan) (a “Piggyback Qualification”), Resources shall give notice to GF BVI of its intention to do so at least:

(a)                                  15 business days, or

(b)                                 if the proposed qualification for distribution is in response to an unsolicited proposal for an offering by way of a “bought deal”, at two business days,

before the earlier of the date referred to in Section 2.01(a) below and the first date of public announcement of such proposed qualification for distribution, and, subject to Section 2.02, shall include in such qualification for distribution all Common Shares held by GF BVI (the “Piggyback Shares”) with respect to which Resources has received from GF BVI a written request for inclusion therein within:

(i)                                     ten business days, or

(ii)                                  in the case of a proposed qualification for distribution referred to in clause (ii) above, two business days,

after the date of such notice.  The notice to GF BVI shall advise GF BVI of its right to have Common Shares held by GF BVI included in the proposed Piggyback Qualification and give full particulars thereof including:

(b)                                 the date on which Resources proposes to file a preliminary prospectus and/or registration statement in respect of such Piggyback Qualification;

(c)                                  whether or not the Piggyback Qualification will be an underwritten offering and, if so, the names of the managing or lead underwriters and whether such offering will be pursuant to a “firm commitment” or “best efforts” underwriting; and

(d)                                 to the extent known, an estimate of the anticipated price range within which the Common Shares included in the Piggyback Qualification are to be sold.

2.02                                                                           Priority on Piggyback Qualification

If any Piggyback Qualification includes an underwritten offering and the managing underwriters advise Resources in writing that in their opinion the aggregate number of Common Shares that Resources and GF BVI have requested to be included in such offering exceeds the number (the “Maximum Offering Size”) which can be sold in an orderly manner in such offering within a price range acceptable to Resources, Resources shall include in such distribution or registration:

(a)                                  first, as many of the Common Shares proposed to be sold by Resources as will not cause the offering to exceed the Maximum Offering Size; and

(b)                                 second, as many of the Piggyback Shares as will not cause the offering to exceed the Maximum Offering Size.

Subject to the foregoing, Resources shall use its best commercial efforts to arrange for the underwriters to include all of the Piggyback Shares as part of the Common Shares to be distributed by or through such underwriters.

2.03                                                                           Underwritten Offerings

If any Piggyback Qualification is an underwritten offering:

(a)                                  Resources shall be entitled to select the investment bankers and managers to underwrite such offering subject to the approval of GF BVI, such approval not to be unreasonably withheld; and

(b)                                 GF BVI shall bear or pay its proportionate share of the underwriting discounts and selling commissions determined on the basis of the proportion that the number of Piggyback Shares included in the Piggyback Qualification bears to the total number of Common Shares qualified for distribution.

ARTICLE 3 - QUALIFICATION PROCEDURES

3.01                                                                           Obligations of Resources

(1)                                  Whenever Resources receives a request for a Piggyback Qualification, Resources shall use its best commercial efforts to effect such qualification for distribution and pursuant thereto Resources shall, as expeditiously as reasonably possible, and to the extent necessary by virtue of the Securities Laws of the jurisdictions in which such qualification for distribution is to be effected:

(a)                                  promptly prepare and file a preliminary prospectus and/or a registration statement, as the case may be, in the relevant jurisdictions and such other related documents as may be necessary or appropriate relating to the proposed qualification for distribution;

(b)                                 as soon as possible after any comments of the relevant securities regulatory authorities have been satisfied with respect to such preliminary prospectus and/or registration statement, prepare and file under applicable Securities Laws a (final) prospectus and/or registration statement and obtain receipts therefor and use its best commercial efforts to cause any registration statement to become effective as soon as possible and remain effective and shall take all other steps and proceedings that may be necessary in order to qualify for distribution under, and in accordance with, such Securities Laws the Common Shares held by GF BVI covered by such prospectus or registration statement (the “Offered Shares”);

(c)                                  prepare and file with the relevant regulatory authorities such amendments and supplements to such preliminary prospectus, prospectus or registration statement as may be necessary to comply with the provisions of all applicable Securities Laws with respect to the distribution of the Offered Shares until all of the Offered Shares have been distributed in accordance with the intended method of disposition;

(d)                                 before filing any document referred to in Sections 3.01(1)(a), (b), (c) or (g), give GF BVI and its legal counsel the opportunity to review and comment on such document (all of which documents shall be reasonably satisfactory to GF BVI and its legal counsel before they are filed);

(e)                                  furnish to GF BVI such number of copies of the preliminary prospectus, (final) prospectus and/or registration statement and any amendment and supplement thereto and such other relevant documents as GF BVI may reasonably request in order to facilitate the disposition of the Offered Shares;

(f)                                    furnish to GF BVI:

(a)                                  an opinion or opinions of counsel for Resources in a form that is customary at such time for distributions of securities similar to the distribution of the Offered Shares addressed to GF BVI and the underwriters, if any; and

(b)                                 a “comfort” letter addressed to GF BVI and the underwriters, if any, signed by the auditors of Resources in a form that is customary at such time and providing comfort in relation to financial information contained in the prospectus;

dated both the effective date of the (final) prospectus and the closing date for the distribution of the Offered Shares;

(g)                                 (i) immediately notify GF BVI of any circumstance or the happening of any event as a result of which any preliminary prospectus, (final) prospectus or registration statement as then filed or in effect would include an untrue statement of material fact or would omit any fact that is required to be stated or that is necessary to make any statement therein not misleading, (ii) at the request of GF BVI, prepare and file a supplement to or an amendment of the preliminary prospectus, (final) prospectus or registration statement as may be necessary so that such document shall not include an untrue statement of material fact or omit to state any fact that is required to be stated or that is necessary to make any statement therein not misleading and (iii) furnish GF BVI such number of copies of the amendment or supplement and such other relevant documents as GF BVI may reasonably request;

(h)                                 qualify for distribution the Offered Shares under the securities laws and “blue sky” laws of such jurisdictions as GF BVI or any underwriter may reasonably request and do all such other acts and things as may be reasonably necessary or advisable to enable the Offered Shares to be distributed in such jurisdictions; provided that Resources shall not be required to:

(a)           become subject to continuous disclosure or similar requirements under the securities laws of any jurisdiction where, but for this Section 3.01(1)(h), it would not be subject to such requirements,

(b)           qualify generally to do business as a foreign or extra-provincial corporation in any jurisdiction where, but for this Section 3.01(1)(h), it would not be required to so qualify, or

(c)           subject itself to any taxation in any jurisdiction where, but for this Section 3.01(1)(h), it would not be subject to such taxation;

(i)                                     otherwise comply with all applicable Securities Laws during the course of the distribution and, if the qualification for distribution involves a registration statement in the United States, make generally available to securityholders, as soon as practicable, an earnings statement of Resources which satisfies the provisions of section 11(a) of the United States Securities Act of 1933, as amended;

(j)                                     list the Offered Shares on all stock exchanges or markets on which the Common Shares are then listed or quoted;

(k)                                  enter into such customary agreements, including underwriting agreements, containing such representations and warranties by Resources and such other terms and provisions as are customary therein including, without limitation, rights of indemnity and contribution in favour of the underwriters;

(l)            in the event of the issuance of any order or ruling suspending the effectiveness of a prospectus receipt or registration statement, suspending or preventing the use of any prospectus or suspending the qualification for distribution of any of the Offered Shares in any jurisdiction, use its best commercial efforts promptly to obtain the withdrawal of such order or ruling;

(m)          execute and deliver all such further documents and instruments and do all such acts and things, including obtaining such other certificates and opinions as, in the reasonable opinion of GF BVI, is customary in a distribution of securities similar to the distribution of the Offered Shares; and

(n)           otherwise use its best commercial efforts to facilitate the distribution of the Offered Shares including causing management of Resources to participate in any road shows, sales meetings or other activities arranged by the underwriters provided such road shows, sales meetings or other activities comply with applicable Securities Laws.

(2)                                  If Piggyback Qualification in which Offered Shares are qualified for distribution involves an underwritten offering, Resources shall not effect any sale of Common Shares other than as part of such underwritten offering during a period of 180 days, or such lesser period as GF BVI and the managing underwriters may agree, after the date of the (final) receipt for the prospectus or the effective date of the registration statement for such offering other than pursuant to benefit plans or outstanding commitments or to satisfy legal requirements.

3.02                                                                           Obligations of GF BVI

(1)                                  If in the reasonable opinion of counsel to Resources it is necessary or appropriate in order to comply with any applicable Securities Laws, the obligations of Resources under Article 3 shall be conditional upon each of GF BVI and any underwriter participating in such distribution executing and delivering to Resources an appropriate agreement, in a form reasonably satisfactory to counsel for Resources, that such person shall comply with all prospectus delivery requirements of all applicable Securities Laws and with anti-stabilization, manipulation and similar provisions of all applicable Securities Laws and shall furnish to Resources information about sales made in such offering.

(2)                                  GF BVI shall not effect sales of any Offered Shares qualified by or included in a prospectus or registration statement or deliver any prospectus in respect of such sale after notification by Resources of any order or ruling suspending the effectiveness of the receipt for such prospectus or the effectiveness of such registration statement, suspending or preventing the use of such prospectus or suspending the qualification for distribution of any of the Offered Shares until such time as such order or ruling shall have been withdrawn or otherwise terminated.

(3)                                  If any Piggyback Qualification involves an underwritten offering, GF BVI shall not effect any sale of Common Shares other than as part of such underwritten offering during a period of 180 days, or such lesser period as Resources and the managing underwriters may agree, after the date of the (final) receipt for the prospectus or the effective date of the registration statement for such offering.

3.03                                                                           Preparation of Documents; Due Diligence

In connection with the preparation and filing of any preliminary prospectus, (final) prospectus, registration statement or similar document as herein contemplated, Resources shall provide GF BVI and the underwriters, if any, and their respective legal counsel, auditors and other representatives with the opportunity to participate in the preparation of such documents and each amendment thereof or supplement thereto and there shall be inserted therein such material as is required under applicable Securities Laws or which, in the reasonable judgment of GF BVI or such underwriters and their respective legal counsel, should be included and which is acceptable to Resources, acting reasonably.  Resources shall also provide GF BVI and such underwriters with such access to the books and records of Resources and such opportunities to discuss the business and affairs of Resources with its officers and auditors as shall be necessary in their respective opinions or in the opinion of their respective counsel, and Resources shall cooperate with GF BVI and such underwriters in the conduct of all due diligence which any of the foregoing persons may reasonably require in order for the purposes of establishing a due diligence defence as contemplated by applicable Securities Laws and in order to enable GF BVI and such underwriters to execute any certificates required to be executed by them pursuant to applicable Securities Laws for inclusion in any preliminary prospectus, (final) prospectus, registration statement or similar document.

3.04                                                                           Expenses

Subjection to Section 2.03(b), each of the Parties shall pay their respective legal, accounting and other costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant hereto and any other costs and expenses whatsoever and howsoever incurred relating to the completion of the transactions contemplated herein.

ARTICLE 4   –  INDEMNIFICATION AND CONTRIBUTION

4.01                                                                           Indemnification

(1)                                  Resources shall indemnify and hold harmless GF BVI, each of its affiliates (other than Resources and its subsidiaries) and each person who controls GF BVI within the meaning of the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934, each as amended, and their respective officers, directors and agents, from and against any and all expenses, claims, losses, damages and liabilities (or actions, proceedings or settlements in respect thereof) including costs of investigation and reasonable fees and expenses of legal counsel (collectively a “Claim”) arising out of or based upon:

(a)                                  any misrepresentation or alleged misrepresentation, breach of warranty or untrue statement or alleged untrue statement, whether of a material fact or otherwise, contained in any preliminary prospectus, (final) prospectus, registration statement or similar document (including any amendment or supplement thereto) relating to any Piggyback Qualification, or in any underwriting agreement, purchase agreement or other document relating thereto (each an “Offering Agreement”), or arising out of or based upon any omission or alleged omission to state in any such preliminary prospectus, (final) prospectus, registration statement or similar document (including any amendment or supplement thereto), or any Offering Agreement, a fact, material or not, required to be stated therein or necessary to make a statement therein not misleading; or

(b)                                 any other breach by Resources of any Offering Agreement or applicable Securities Laws relating to the distribution;

provided that Resources shall not be liable in any such case to the extent that any such Claim arises out of or is based upon any misrepresentation or untrue statement of information furnished to Resources in writing by GF BVI and stated to be specifically for use in any such document.

(2)                                  In connection with any qualification for distribution of Common Shares held by GF BVI pursuant to this Agreement, Resources may request that GF BVI indemnify and hold harmless Resources and each of its subsidiaries, and their respective officers, directors and agents, from and against any Claim arising out of or based upon:

(a)                                  any untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus, (final) prospectus, registration statement or similar document (including any amendment or supplement thereto) relating to any Piggyback Qualification where such misrepresentation or untrue statement relates to information furnished to Resources in writing by GF BVI and stated to be specifically for use in any such document or arising out of or based upon any omission or alleged omission to state in any such preliminary prospectus, (final) prospectus, registration statement or similar document (including any amendment or supplement thereto) a material fact relating to GF BVI not within Resources’ knowledge required to be stated therein or necessary to make a statement therein not misleading.

Should GF BVI not agree to such indemnification, Resources shall not be required to qualify such Common Shares for distribution hereunder.

(3)                                  Each person entitled to indemnification under this Section 4.01 (individually an “Indemnified Party” and collectively the “Indemnified Parties”) shall give notice to Resources or GF BVI, as the case may be, (the “Indemnifying Party”) promptly after such Indemnified Party has actual knowledge of any Claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defence of such Claim or any litigation resulting therefrom, provided that:

(a)                                  counsel for the Indemnifying Party conducting the defence of such Claim or any litigation resulting therefrom shall have been approved by such Indemnified Party; and

(b)                                 such Indemnified Party may participate in such defence;

and provided further that the failure of any Indemnified Party to give notice as provided herein shall not relieve such Indemnifying Party of its obligations under this Section 5.01.  The Indemnifying Party shall not, in the defence of any such Claim or litigation, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such Claim or litigation.

4.02                                                                           Contribution

If the indemnification provided for in Section 4.01 is unavailable or insufficient to hold harmless the Indemnified Parties in respect of any Claim, then the Indemnifying Party shall in lieu of indemnifying the Indemnified Parties contribute to the amount paid or payable by the Indemnified Parties as a result of such Claim in such proportion as is appropriate to reflect the relative fault of the parties thereto in connection with any statements or omissions which resulted in such Claim as well as any other relevant equitable considerations.  The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.02 were determined by pro rata allocation or by any other method of allocation which did not take account of the equitable considerations referred to above in this Section 4.02.  The amount paid or payable by the Indemnified Parties as a result of such Claim shall be deemed to include any legal or other expenses reasonably incurred by the Indemnified Parties in connection with investigating or defending any such action or claim.

ARTICLE 5 – GENERAL

5.01                                                                           Qualification Exemptions

Resources shall use its best commercial efforts to file and furnish any reports required to be filed or furnished by it under applicable Securities Laws and do all such further acts and things as GF BVI may reasonably request to enable GF BVI to sell Common Shares held by GF BVI to persons to whom the Securities Laws apply under an available exemption from the applicable requirement to qualify for distribution such Common Shares.

5.02                                                                           Additional Rights

(1)                                  Resources represents and warrants to GF BVI that it has not granted to any person other than GF BVI any rights to request or require Resources to qualify for distribution any securities issued by Resources.

(2)                                  Resources shall not enter into any agreement, understanding or commitment that is inconsistent with GF BVI’s rights under this Agreement.  Without limiting the generality of the foregoing, if Resources proposes at any time to grant to any person rights to require Resources to qualify for distribution any Common Shares, Resources shall give prior notice, which notice shall include give full particulars of such proposed grant, including all relevant circumstances related thereto, and if, in the sole reasonable opinion of GF BVI, the terms of such proposed grant are more favourable to such person than the rights granted to GF BVI under this Agreement, Resources shall not make such grant unless the terms of this Agreement shall have been amended to the extent considered by GF BVI, in its sole discretion, to be necessary to provide GF BVI with such more favourable rights.

5.03                                                                           Injunctive Relief

Resources acknowledges and agrees that damages would be inadequate to compensate for the breach of any of its obligations contained in this Agreement and that GF BVI and the other Indemnified

Parties would be seriously and irreparably injured if any provision of this Agreement is not performed by it in accordance with the specific terms and conditions of this Agreement.  Accordingly, Resources agrees, without prejudice to any additional or alternative remedies GF BVI or the other Indemnified Parties may have, that GF BVI and such other Indemnified Parties shall be entitled:

(a)                                  to an injunction to prevent any breach of this Agreement by Resources;

(b)                                 to enforce specifically the terms and provisions hereof and any obligation in favour of such other Indemnified Parties, or any of them, contained in this Agreement; and

(c)                                  to declaratory relief or injunctive relief in respect of anything done in breach of an obligation in favour of such other parties, or any of them, contained in this Agreement.

5.04                                                                           Further Assurances

Each of the parties will from time to time execute and deliver all such further documents and instruments and do all acts and things as another party may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

5.05                                                                           Benefit of the Agreement

This Agreement will be enure to the benefit of and be binding upon the respective successors and permitted assigns of the parties.  This Agreement shall also enure to the benefit of the Indemnified Parties other than GF BVI and their respective successors and permitted assigns.  Resources acknowledges that GF BVI is acting on behalf of and as trustee for the other Indemnified Parties of Resources’ covenants and obligations under this Agreement with respect to such Indemnified Parties and of the rights of such Indemnified Parties hereunder.  GF BVI accepts such trust and shall hold and enforce such covenants and obligations on behalf of the other Indemnified Parties; provided that any such Indemnified Party shall be entitled to enforce such covenants and obligations on its own behalf.

5.06                                                                           Entire Agreement

This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the parties other than as expressly set forth in this Agreement.

5.07                                                                           Amendments and Waivers

No amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by all the parties.  No waiver of any breach of any provision of this Agreement will be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided in the written waiver, will be limited to the specific breach waived.

5.08                                                                           Assignment

This Agreement may not be assigned by either party without the prior written consent of the other party; provided that GF BVI shall be entitled at any time to assign this Agreement to an affiliate thereof provided that (i) such affiliate enters into a written agreement with Resources to be bound by the provisions of this Agreement to the same extent as if it had been an original party hereto instead of GF BVI and (ii) GF BVI shall continue to bound by the provisions of this Agreement.

5.09                                                                           Severability

If any provision of this Agreement is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability will attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof will continue in full force and effect.

5.10                                                                           Time

Time shall be of the essence of this Agreement.

5.11                                                                           Notices

Any demand, notice or other communication to be given under this Agreement shall be given in writing and shall be given by personal delivery or by facsimile transmission addressed to the recipient as follows:

(a)                                  To GF BVI or any other Indemnified Party:

6400 S. Fiddlers Green Circle
Suite 1620
Englewood CO 80111
United States of America

Fax No.:	+1 303 796 8293
Attention:	James J Komadina

with a copy to:

McCarthy Tétrault LLP
Suite 4700
Toronto Dominion Bank Tower
Toronto, Ontario, Canada
M5K 1E6
Canada

Fax No.: +1 416-868-0673
Attention:       David B Tennant

(b)                                 To Resources:

Orezone Resources Inc.
290 Picton Street, Suite 201
Ottawa, Ontario, Canada
K1Z 8P8

Fax No.:	+1 613 241 6005
Attention:	Ron Little

with a copy to:

Stikeman Elliot LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario, Canada
M5L 1B9

Fax No.:	+1 416 947 0866
Attention:	Jay C. Kellerman

or to such other address, individual or facsimile number as may be designated by notice given by either party to the other.  Any demand, notice or other communication given by personal delivery shall be conclusively deemed to have been given on the day of actual delivery thereof and, if given by electronic communication, on the day of transmittal thereof if given on a business day during the normal business hours of the recipient and on the business day during which such normal business hours next occur if not given during such hours on a business day.

5.12                                                                           Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and each of Resources and GF BVI irrevocably attorns to the non-exclusive jurisdiction of the courts of Ontario.

5.13                                                                           Counterparts

This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

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IN WITNESS WHEREOF the parties hereto have executed this Agreement.

GOLD FIELDS ESSAKANE (BVI) LIMITED

By:
Name:
Title:

OREZONE RESOURCES INC.

By:
Name:
Title:

APPENDIX E

AFE 11

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